UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C: Amendment to Offering Statement
       ☐   No Material Amendment
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Luxvest 1 LLC

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Florida

> ***Date of organization***
> September 7, 2022

Physical address of issuer
1065 NE 125th Street, North Miami, FL 33161

Website of issuer
Casaboga.com/kelly28

Name of intermediary through which the Offering will be conducted
Bananafina LLC dba casaboga

CIK number of intermediary
0001808307

SEC file number of intermediary
007-00235
CRD number, if applicable, of intermediary
000309121

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

Type of security offered
Membership Interest

Target number of Securities to be offered
1000

Price (or method for determining price)
$10.000

Target offering amount
$10,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: at the Intermediary's discretion

Maximum offering amount (if different from target offering amount)
$24,000

Deadline to reach the target offering amount
December 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$11,984.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$11,984.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

By: Luxvest Manager LLC, Managing Member

/s/Jonathan Farchi-Segal
(Signature)

Jonathan Farchi-Segal
(Name)

Authorized Person
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: Luxvest Manager LLC, Managing Member
/s/Jonathan Farchi-Segal
(Signature)

Jonathan Farchi-Segal
(Name)

CEO
(Title)

September 9th, 2022
(Date)

/s/Max Brownawell
(Signature)

Max Brownawell
(Name)

Manager
(Title)

September 9th, 2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Offering Memorandum
Exhibit B Disclaimers
Exhibit C Financials
Exhibit D Offering Page
Exhibit E Form of Security
Exhibit F LLC Agreement
Exhibit G Purchase and Sale Agreement

Exhibit A

Offering Memorandum Part II of Offering Statement
(Exhibit A to form C)

September 7th, 2022
Luxvest 1 LLC

Up to $24,000 of Membership Interests

Luxvest 1 LLC, a Florida limited liability company, the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $24,000 worth of membership interests (which we sometimes refer to as the Luxvest 1 LLC Interests) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Investors**". The minimum target offering is $10,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $24,000 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,000 by December 31, 2022 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Interests do not represent an investment in the Manager.

The Manager

The Company is managed by Luxvest Manager, LLC, a Florida limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company as well as a management team and appropriate support personnel. The Manager is a joint venture between of Equity Portal Inc. ("**Casaboga**") and Max Paints Bags LLC.

It is anticipated that the Company's core business will be the identification, acquisition, marketing and management of memorabilia, collectible items, and alcohol, collectively referred to as "Memorabilia Assets" or the "Asset Class," for the benefit of the investors. Company Assets may be referred to as "**Underlying Assets**". Any individuals, dealers or auction company which owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential Offering or the closing of an Offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an "**Asset Seller**."

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities—The Securities". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason. All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the companies annual report can be found on the company's website at casaboga.com/kelly28

Updates on the status of this Offering may be found at casaboga.com/kelly28

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: casaboga.com/kelly28

About This Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than the Intermediary has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY
The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Luxvest 1 LLC (the "Company") is a Florida Limited Liability Company, formed on September 7th, 2022.

The Company is located at 1065 NE 125th Street, North Miami, FL 33161

The Company's website is casaboga.com/kelly28

The company conducts business in multiple states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Bananafina LLC dba Casaboga website under https://casaboga.com/kelly28 and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of membership interests being offered	1,000
Total units of membership interests outstanding after Offering (if minimum amount reached)	1,000**
Maximum amount of membership interests being offered	2,400
Total units of membership interests outstanding after Offering (if maximum amount reached)	2,400**
Purchase price per Security	$10.00*
Minimum investment amount per investor	$180.00***
Offering deadline	December 31, 2022
Use of proceeds	See the description of the use of proceeds.
Voting Rights	See the description of the voting rights.

*The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering

***The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice

The Offering is being made through Bananafina LLC dba casaboga (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$180.00	$10.80	$169.20
Target Offering Amount	$10,000.00	$600.00	$9,400.00
Aggregate Maximum Offering Amount	$24,000.00	$1,680.00	$26,320.00

(1)   The Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

An investment in our membership interests involves risks. In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our membership interests offered by this offering circular. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."

Risks relating to the structure, operation, and performance of our Company

Both we and the Manager are newly formed entities with limited operating history, which makes our future performance difficult to predict.

Both we and the Manager are newly formed entities and have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

1. Identify and acquire luxury assets consistent with our investment strategies
2. Increase awareness of our name within the investment products market
3. Attract, integrate, motivate, and retain qualified personnel to manage our day-to day operations and
4. Build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

An investment in an Offering constitutes only an investment in the company and not directly in any asset.

An Investor in an Offering will acquire an ownership interest in the company related to that Offering and not, for the avoidance of doubt, in (i) the Manager, (ii) directly in an asset associated with the company. This results in limited voting rights of the Investor, and are further limited by the Operating Agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company, and the asset. In addition, the economic interest of a holder in the company will not be identical to owning a direct undivided interest in an asset.

There is currently no trading market for our securities. An active market in which investors can resell their Interests may not develop.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your Interests, particularly if the asset in respect of that Interest is never sold. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

There can be no guarantee that the Company will reach its funding target from potential investors.

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to the company In the event the Company does not reach a funding target, it may not be able to

achieve its investment objectives by acquiring additional properties through the issuance of further raises and monetizing them to generate distributions for Investors.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including taxes, which could increase over time, the need periodically to repair, the cost of compliance with governmental regulation, potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The luxury market is highly competitive. We will compete with other entities engaged in luxury asset investment activities to locate suitable assets to acquire and purchasers for our properties. These competitors will include auction houses, online stores, individual investors and physical boutiques. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage. In addition, these same entities seek financing through similar channels to our Company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the luxury goods market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn luxury goods. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for luxury goods, declining luxury asset values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of an asset.

During an economic downturn, it may also take longer for us to dispose of luxury investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our luxury investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in luxury asset values or rents.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us.

You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of the Company's Interests. Without this exposure, our investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of our Interests as do those Managers who make more significant equity investments in their companies.

Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize the Manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's luxury good professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and out assets.

Risks Related to the Offering

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the

Offering in a timely manner, may prevent you from being able to participate it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of this company and the Manager may be forced to liquidate and wind up this company or rescind the Offerings for any of the company.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the company and the Manager may be forced to liquidate and wind up the company rescind the Offerings for any of the company.

Possible changes in federal tax laws may be retroactive as well as prospective.

The Code (as described in "**Material United States Tax Considerations**") is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Interests of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

There is no market for the Securities and transfers of the Securities will be subject to material restrictions.

An investment in the Company will require a long-term commitment. The Securities have not been registered under the Securities Act or any state securities laws and are subject to substantial restrictions on transfer and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. There will be no trading market for any of the Securities and none is expected to develop in the foreseeable future. The Securities may not be sold, pledged or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. In addition, the Securities are subject to further substantial restrictions on transfer set forth in the Operating Agreement.

Risks Related to Conflicts of Interest

We are dependent on the Manager and its affiliates and their key personnel who provide services to us through the Operating Agreement, and we may not find a suitable replacement if the Operating Agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Casaboga and Max Paints Bags and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. The Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our assets. Our success will depend on their continued service. In addition, we offer no assurance that the Manager will remain the Manager or that we will continue to have access to the Manager's principals and professionals. If the Operating Agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Certain of the Manager's officers also serve or may serve as officers or employees of Casaboga or Max Paints Bags, each of which intends to be involved in additional business activities outside of the Company. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the luxury goods markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and our executive officers and the resources of Casaboga or Max Paints Bags may also be required by the additional business activities. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the luxury assets owned by the companies.

The terms of the Operating Agreement make it so that it may adversely affect our inclination to end our relationship with the Manager.

Under the terms of the Operating Agreement, we may not terminate the Manger for "cause" following an affirmative vote of two-thirds of the Company's Investors. The term "cause" is limited to those circumstances described under "The Manager and the Operating Agreement-Term and Removal of the Manager" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end the Company's relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Operating Agreement provides that Luxvest Manager, LLC, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Florida law.

There are conflicts of interest among us, the Manager and its affiliates.

Each of our executive officers is an executive officer of the Manager, which is a joint venture between Casaboga and Max Paints Bags. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of our membership interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, its executive officers and its other affiliates may continue to offer other luxury asset investment opportunities, including other equity offerings similar to this offering, and may make investments in luxury assets for their own respective accounts, whether or not competitive with our business;
- the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflict of interest policy that prohibits our directors, officers and employees from engaging in any transaction that involves an actual or apparent conflict of interest with us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Investors. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, or our Investors, members or partners or any subsidiary's Investors, members or partners for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under Accordingly, we and our Investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties, which has a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Specific to the Industry and the Asset Class

Government regulation specific to alcohol related Underlying Assets.
Alcohol is regulated and can only be sold to individuals of drinking age, over 21 in the United States.
In the United States a three-tiered distribution system gives individual states the ability to regulate how alcohol is sold Alcohol has regulation around who has access to it, who is able to purchase it and how it's owned. There are regulatory restrictions around licensed entities and how they transact alcohol. Each state regulates alcohol individually from one another, which creates unique and complex regulatory requirements.

Imported alcohol in most international jurisdictions is subject to importing and export regulations which may include excise tax, customs declarations and extensive administrative requirements. As such, imported alcohol is subject to more regulation and to the rules and regulations in the country or state to which it's being sold.
Should trade policies between countries change or social perceptions alter, imported alcohol may suffer disproportionately to domestically produced alcohol. Given the complexity of the regulatory environment and the regulated nature of the product, any changes in the regulatory environment have the ability to impact the value or liquidity of alcohol.

We do not currently hold any of the necessary licenses related to alcohol and as such, plan to partner with third parties that are in possession of the necessary licenses, if these were required to run the business, or we may decide not to acquire alcohol related Underlying Assets at all. There can be no guarantee that we will find any third parties with the appropriate licenses to partner with.

The complicated and overlapping systems of regulating alcohol in the United States may adversely impact our ability to either acquire or dispose of an alcohol-related Underlying Asset on a favorable basis.

The United States maintains separate systems at the federal and state levels for the buying, selling and transportation of alcohol. Certain states have restrictions on licensing requirements as well as where and how alcohol can be bought and sold. Most states maintain three tiers of distribution where there is an importer/distributor, a retailer and then the consumer. In some states the quantity of alcohol that can be purchased directly is limited or non-existent. In other instances, the state maintains the supply of alcohol and how it is sold into the consumer markets. Further, this three-tiered system is subject to constant change and periodic regulatory challenge. As such, the complex and fluid nature of the three-tier system could materially and adversely impact our ability to ether obtain alcohol-related Underlying Assets or our ability to divest such Underlying Assets on a favorable basis.

Potential negative changes within the Asset Class.

The Asset Class is subject to various risks, including, but not limited to, currency fluctuations, changes in tax rates, consumer confidence and brand exposure, as well as risks associated with the Asset Class in general, including, but not limited to, economic downturns and other challenges affecting the global economy including the recent COVID-19 pandemic and the availability of desirable Memorabilia Assets. Changes in the Asset Class could have a material and adverse effect upon the Company's ability to achieve its investment objectives of acquiring additional Underlying Assets through the issuance of further Interests and monetizing them at the Membership Experience Programs (as described in "**Description of the Business – Business of the Company**") to generate distributions for Investors.

Lack of Diversification.

It is not anticipated that the company would own assets other than its respective Underlying Asset, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the Underlying Asset and amounts earned by the company from the monetization of the Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to any one company.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Underlying Assets (*i.e.*, only Memorabilia Assets) any downturn in the Asset Class is likely to impact the value of the Underlying Assets, and consequently the value of the Interests. Popularity within categories of the broader market (e.g. baseball or football) can impact the value of the Underlying Assets within categories of the Asset Class (e.g. baseball cards or football jerseys), and consequently the value of the Interests. The value of such Memorabilia Assets may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in the Asset Class. In the event of a downturn in the industry, the value of the Underlying Assets is likely to decrease.

Volatile demand for the assets in the Asset Class.

Volatility of demand for luxury goods, in particular high value Memorabilia Assets, may adversely affect a company's ability to achieve its investment purpose. The Asset Class has been subject to volatility in demand in recent periods, particularly around certain categories of assets and investor tastes (ex. trading cards). Demand for high value Memorabilia Assets depends to a large extent on general, economic, political, and social conditions in a given market as well as the tastes of the collector community and in the case of sports, the general fan community resulting in changes of which Memorabilia Assets are most sought after.

We will rely on data from past auction sales and insurance data, among other sources, in determining the value of the Underlying Assets, and have not independently verified the accuracy or completeness of this information. As such, valuations of the Underlying Assets may be subject to a high degree of uncertainty and risk.

As explained in "**Description of the Business**", the Asset Class is difficult to value, and it is hoped the Platform will help create a market by which the Interests (and, indirectly, the Underlying Assets) may be more accurately valued due to the creation of a larger market for the Asset Class than exists from current means. Until the Platform has created such a market, valuations of the Underlying Assets will be based upon the subjective approach taken by the members of the Manager's expert network and members of the Advisory Board, valuation experts appointed by the Asset Seller or other data provided by third parties (e.g., auction results and previous sales history). Due to the lack of third-party valuation reports and potential for one-of-a-kind assets, the value of the Underlying Assets may be more difficult for potential Investors to compare against a market benchmark. Furthermore, if similar assets to the Underlying Assets are created or discovered it could in turn negatively impact the value of the Underlying Assets. The Manager sources data from past auction sales results and insurance data; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

Risks relating to the Underlying Assets

The value of the Underlying Assets and, consequently, the value of an Investor's Interests can go down as well as up.

Valuations are not guarantees of realizable price, do not necessarily represent the price at which the Interests may be sold on the Platform and the value of the Underlying Assets may be materially affected by a number of factors outside the control of the

Company, including, any volatility in the economic markets, the condition of the Underlying Assets and physical matters arising from the state of their condition.

Competition in the Asset Class from other business models.

There is potentially significant competition for Underlying Assets in the Asset Class from a wide variety of market participants depending on the actual asset. While the majority of transactions in which we obtain Underlying Assets continues to be peer-to-peer with very limited public information, other market players such as dealers, trade fares and auction houses may play an increasing role. Furthermore, the presence of corporations such as eBay or Amazon or direct to consumer players in the Asset Class will continue to increase the level of further competition from non-traditional players.

This continually increasing level of competition may impact the liquidity of some or all of the Interests, as liquidity is, among other things, dependent on the Company acquiring attractive and desirable Underlying Assets. This helps ensure that there is an appetite of potential Investors for the Interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes, such as art, who may decide to enter the Asset Class as well.

Dependence of an Underlying Asset on prior user or association.

The value of a Memorabilia Asset is likely to be connected to its association with, a certain person or group or in connection with certain events (prior to or following the acquisition of the Underlying Asset by the Company). In the event that such person, group or event loses public affection, then this may adversely impact the value of the Memorabilia Asset and therefore, the Interests that relate to such Underlying Asset. For example, San Francisco Giants' outfielder Barry Bonds was on a career path to becoming a first-ballot Hall of Famer due to his home run records. At the turn of the century his game used memorabilia and cards were at a premium. However, steroid use and a poor public image not only put his Hall of Fame election in doubt but also damaged the value of his memorabilia. The same can also be said for a promising rookie whose career either ends prematurely due to injury or does not meet all the early expectations placed on them. There may be some loss of confidence if the producer of the Underlying Assets had been making false claims of organic or sustainable practices. Any false statements regarding practices of production, including the use of chemicals may negatively impact the value of the Underlying Asset.

Dependence on the brand of the producer of Underlying Assets.

The Underlying Assets of the Company may consist of Memorabilia Assets from a very wide variety of manufacturers, many of which are still in operation today. The demand for the Underlying Assets, and therefore, company Interests, may be influenced by the general perception of the Underlying Assets that manufacturers are producing today. In addition, the manufacturers' business practices may result in the image and value of the Underlying Asset produced by certain manufacturers being damaged. This in turn may have a negative impact on the Underlying Assets made by such manufacturers and, in particular, the value of the Underlying Assets and, consequently, the value of the company Interests that relate to such Underlying Asset. For example, the reputation of a manufacturer of certain sporting equipment that is used by a prominent player may impact the collectability of such equipment. For example, the reputation of an Underlying Asset producer that experiences an acquisition or loss of perceived independence, may impact the collectability of Underlying Assets as part of a larger portfolio. There may also be instances where the production location for the Underlying Assets location may have been affected by climatic or political events that limit the ability to produce the product at the same level

Title, authenticity or infringement claims on an Underlying Asset.

There is no guarantee that an Underlying Asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen items) even after verification through a third-party authenticator, or that such claims may arise after acquisition of an Underlying Asset by a company's Interests. The Company may not have complete ownership history or records for an Underlying Asset. In the event of a title or authenticity claim against the Company, the Company may not have recourse against the Asset Seller or the benefit of insurance and the value of the Underlying Asset and the company that relates to that Underlying Asset, may be diminished. Furthermore, the Company and the Underlying Asset could be adversely affected if a piece of memorabilia, such as a sports card, was found to be created without all appropriate consents, such as consent from the athlete or league.

There are risks associated with reliance on third party authenticators.

While there is no guarantee that an Underlying Asset will be free of fraud, we intend to mitigate this risk by having the item graded or authenticated by a reputable firm. In the event of an authenticity claim against an authenticated item, the Company may have recourse for reimbursement from the authenticator, although there can be no guarantee of the Company's ability to collect or the authenticator's ability to pay.

Furthermore, authenticators may occasionally make mistakes by either giving their approval or grade to a counterfeit card or piece of memorabilia. Sometimes this mistake is not uncovered until years later when evidence to the contrary surfaces or updated scientific methods are applied. The Company may not have recourse, if such an event occurs, and the value of the Underlying Asset will likely deteriorate. A piece of an Underlying Asset may also be mislabeled by an authenticator such as giving it the wrong year or attributing it to the wrong person, which may adversely affect its value.

Additionally, it is possible that there are unknown issues with an Underlying Asset that are not immediately apparent but arise at a later date. For example, prior storage and display methodologies for an Underlying Asset might have adverse effects that are only apparent at a later date. Even through the asset undergoes an authentication process, there are still scenarios where these issues may not be apparent at the time of authentication. Finally, there is reputational risk of the authenticator, which may fall out of favor with collectors, which may impact the value of all items authenticated by the particular authenticator.

Third party liability.

The Company will assume all of the ownership risks attached to its Underlying Asset, including third party liability risks. Therefore, a company may be liable to a third party for any loss or damages incurred by such third party in connection with the company's Underlying Asset. This would be a loss to the company and, in turn, adversely affect the value of the company and would negatively impact the ability of the company to make distributions.

An Underlying Asset may be lost or damaged by causes beyond the Company's control while being transported or when in storage or on display. There can be no guarantee that insurance proceeds will be sufficient to pay the full market value of an Underlying Asset which has been damaged or lost which will result in a material and adverse effect in the value of the related Interests.

Any Underlying Asset may be lost or damaged by causes beyond the Company's control when in storage or on display. There is also a possibility that an Underlying Asset could be lost or damaged at Membership Experience Programs (as described in "**Description of the Business – Business of the Company**"). Any damage to an Underlying Asset or other liability incurred as a result of participation in these programs, including personal injury to participants, could adversely impact the value of the Underlying Asset or adversely increase the liabilities or Operating Expenses of its related company Interests. Further, when an Underlying Asset has been purchased, it will be necessary to transport it to the Asset Manager's preferred storage location or as required to participate in Membership Experience Programs. An Underlying Asset may be lost or damaged in transit, and transportation, insurance or other expenses may be higher than anticipated due to the locations of particular events.

Although we intend for the Underlying Assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that an Underlying Asset can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the Interests. In the event that damage is caused to an Underlying Asset, this will impact the value of the Underlying Asset, and consequently, the Interests related to the Underlying Asset, as well as the likelihood of any distributions being made by the applicable company to its Investors.

Insurance of Underlying Assets may not cover all losses which will result in a material and adverse effect in the valuation of the company elated to such damaged Underlying Assets.

Insurance of any Underlying Asset may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the company's economic position with respect to its affected Underlying Asset. Furthermore, the company related to such affected Underlying Assets would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from, and a decrease in value of, the affected Underlying Asset and, consequently, the company that relates to such Underlying Asset.

Forced sale of Underlying Assets.

The Company may be forced to sell one or more of the Underlying Assets (*e.g*., upon the bankruptcy of the Manager) and such a sale may occur at an inopportune time or at a lower value than when the Underlying Assets were first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Underlying Assets. In addition, there may be liabilities related to the Underlying Assets, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of the company at the time of a forced sale, which would be paid off prior to Investors receiving any distributions from a sale. In such circumstances, the capital proceeds from any Underlying Asset and, therefore, the return available to Investors of the applicable company, may be lower than could have been obtained if the company held the Underlying Asset and sold it at a later date.

Market manipulation or overproduction.

Market manipulation may be a risk with the Asset Class. For example, one trading card manufacturer was caught secretly producing examples of hard to find and valuable cards that were given to its executives. This loss of faith in the company led to a devaluation of the cards involved. Another example is that a modern football and baseball player is issued many uniforms over the course of a season. The more a team issues, the less exclusive said item becomes. Also, many players have exclusive contracts with outlets that sell the players game used uniforms and equipment. There is no way of knowing if a company or player is secretly hoarding items which might be "dumped" in the market at a later date. For certain sub-categories of the Asset Class, such as alcohol, there is a risk that assets similar or comparable to an alcohol related Underlying Asset may have been sold at auction, at retail or on an exchange that sets a valuation that may not accurately represent the market. The traditional auction and private investor for Memorabilia Assets is highly illiquid and dependent on independent brokers and insider relationships. The pricing inefficiencies caused by the distribution system can afford an opportunity for collectors or third parties to stockpile Memorabilia Assets for eventual sale back into the market. Sudden changes in supply may impact market pricing of a particular Underlying Asset.

Forgeries or fraudulent Underlying Assets, lack of authentication.

The Asset Class requires a high level of expertise to understand both the basic product as well the formatting and packaging of an item. Given the materials used for particular Memorabilia Assets, some may be relatively easy to replicate or otherwise forge. In addition, the history of ownership and provenance of a particular Underlying Asset may not be complete. As a result, we are highly reliant on the trusted name of the brand, retailer, authenticator or other conduit to ensure the integrity of the product.

Older vintages of alcohol related Underlying Assets add in another layer of complexity given the lack of transparency, published records and expert knowledge of a particular alcohol related Underlying Asset, vintage or bottle format. Fraudulent bottles in the industry are often the result of older bottles being reconstituted and sold as an alcohol related Underlying Asset other than what is in the bottle.

Environmental damage could impact the value of an Underlying Asset which will result in a material and adverse effect in the value of the related Interests.

Improper storage may lead to the full or partial destruction of an Underlying Asset. For instance, trading cards, tickets, posters or other paper piece can be destroyed by exposure to water or moisture. Likewise, equipment such as a bat may warp, or a leather glove may grow mold due to exposure to the elements. Autographs that are signed with inferior writing instruments or rendered on an unstable substrate may fade or "bleed," thereby reducing its value to collectors.

Some of the defects may not be initially visible or apparent, for example moisture in a frame, and may only become visible at a later date, at which point the value of the Underlying Asset and in turn the company may be impacted.

The Asset Class demands specific requirements for proper long-term storage that take into account temperature, humidity, movement and exposure to sunlight. For certain sub-categories of the Asset Class, such as alcohol, all of these factors can influence the aromas, aging process and overall integrity of the alcohol related Underlying Assets. Exposure to water, extreme heat or cold can dramatically impact the quality of an alcohol related Underlying Asset, for instance the bottle label can be destroyed by exposure to water or excessive moisture or the cork that maintains the quality and prevents oxygen from entering a bottle can become less reliable if exposed to the wrong environment.

Testing for environmental exposures targets the quality of the enclosure, the label and the bottles. The alcohol related Underlying Asset can also be tasted for excessive exposure to heat or cold and will be reflected in the quality relative to its age and known provenance. The chemistry of an alcohol related Underlying Asset can be confirmed in testing but most environment impact testing is subject to expert tasting, unless smoke taint or other chemical exposures are a concern for the product. Specifically, for wine, use of testing methods such as a Coravin, diminishes the value of a bottle of wine by exposing it to outside influences. Similarly, testing methods such as carbon dating, can be expensive relative to the cost of an alcohol related Underlying Asset and therefore could impact both the cash flow and value.

Risks Related to Ownership of our Interests

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of company Interests. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as Manager of the Company in very limited circumstances, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an Underlying Asset.

The Offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of the Interests is a derivative result of our negotiations with Asset Sellers as well as certain expenses incurred in connection with the Offering and the acquisition of each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

The funds paid by a subscriber for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering Period. It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where the intermediary is not registered as a funding portal. If we terminate an Offering prior to accepting a subscriber's subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the State of Florida, except where Federal law requires that certain claims be brought in Federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the State of Florida, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the State of Florida. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to the State of Florida and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Florida, which govern our Operating Agreement, by a federal or state court in the State of Florida, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to our Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an Investor to the extent a judge might be less likely than a jury to resolve an action in the Investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND

FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Memorabilia Assets market, a global, multi-billion-dollar industry, is characterized by: (i) a very small number of collectors who have the financial means to acquire, enjoy and derive financial gains from the highest quality and value Memorabilia Assets, and (ii) a very large number of Asset Class enthusiasts who have equivalent knowledge and passion for the assets, but no current mechanism to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment. This dichotomy and the disproportionate access to the upper-end of the market have resulted in the creation of significant latent demand from the enthusiast community to participate more meaningfully in an Asset Class that, to date, they have passively watched deliver returns to a select group of individual collectors.

The Company's mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity Interests in the highest quality Memorabilia Assets through a seamless investment experience through the Platform.

Collectors and dealers interested in selling their Underlying Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting the Underlying Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Business Plan

The Interests represent an investment in the company thus indirectly in the Underlying Asset and do not represent an investment in the Manager generally.

We anticipate that the Company's core competency will be the identification, acquisition, marketing and management of Memorabilia Assets for the benefit of the Investors. In addition, through the use the Platform, the Company aspires to offer innovative digital products that support a seamless, transparent and unassuming investment process as well as unique and enjoyable experiences that enhance the utility value of investing in passion assets.

Our objective is to become the leading marketplace for investing in collector quality Memorabilia Assets and, through the Platform, to provide Investors with financial returns commensurate with returns in the Asset Class, to enable deeper and more meaningful participation by Memorabilia Asset enthusiasts in the hobby, to provide experiential and social benefits comparable to those of a world-class Memorabilia Asset collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for Investors.

Investment Objectives

Our investment objectives are:
- to realize growth in the value of our investments;
- to grow net cash from operations so more cash is available for distributions to investors; and
- to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Competition

Although the Company's business model is unique in the Asset Class, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its Offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers and auction houses continue to play an increasing role.

Most of our current and potential competitors in the Asset Class, such as dealers and auction houses, have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Memorabilia Assets that the Company competes for. In addition, almost all of these competitors, in particular the auction houses, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also start-up models around shared ownership of Memorabilia Assets, developing in the industry, which will result in additional competition for Memorabilia Assets, but so far none of these models focus on the regulated securities market.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

We target the broader U.S. Asset Class enthusiast and the 83.1 million U.S. millennial market (based on 2015 figures by the U.S. Census Bureau) as our key customer bases.

Manager

The Company is managed by Luxvest Manager, LLC, a Florida limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company as well as a management team and appropriate support personnel. The Manager is a joint venture between of Equity Portal Inc. ("**Casaboga**") and Max Paints Bags LLC.

Disposition Policies & Investor Liquidity

We intend to hold and manage the assets we acquire for a period of 3-5 years. As each of assets reaches what we believe to be its optimum value, we will consider disposing of the asset. The determination of when a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the asset is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of shareholders to sell a asset earlier than 3 years or to hold an asset for more than 5 years.

When we determine to sell a particular asset, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. As a result of a sale of an asset, the Manager would distribute the proceeds of such sale to the membership interest Holders of (after payment of any accrued liabilities or debt on the asset or of the company at that time).

Operating Expenses

The company is responsible for Operating Expenses associated as determined by the Manager in accordance with the allocation policy. Upon the Closing of an Offering for the company, the company will be responsible for the following costs and expenses attributable to the activities of the Company:

1. any and all ongoing fees, costs and expenses incurred in connection with the management of the Underlying Asset, including import taxes, income taxes, annual registration fees, transportation (other than transportation costs described in Acquisition Expenses), storage (including its allocable portion of asset rental fees should the Manager decide to rent a asset to store a number of Underlying Assets), security, valuation, custodianship, marketing, maintenance, refurbishment, presentation, perfection of title and utilization of an Underlying Asset;
2. fees, costs and expenses incurred in connection with preparing any reports and accounts of Interests, including any blue-sky filings required in certain states and any annual audit of the accounts of such Interests (if applicable);
3. fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with the Interests;
4. fees, costs and expenses incurred in connection with making any tax filings on behalf of the Interests;
5. any indemnification payments;
6. any and all insurance premiums or expenses incurred in connection with the Underlying Asset, including insurance required for utilization at and transportation.
7. any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

The Manager and the Asset Manager each will bear their own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Asset), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the Operating Expenses exceed the amount of revenues generated from the Underlying Asset and cannot be covered by any Operating Expense reserves on the balance sheet, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the company, on which the Manager or the Asset Manager may impose a reasonable rate of interest, and be entitled to Operating Expenses Reimbursement Obligations, and/or (c) cause additional Interests to be issued in the company in order to cover such additional amounts.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Casaboga, Max Paints Bags LLC and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Casaboga and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Casaboga or Max Pains Bags LLC. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Casaboga or Max Paints Bags LLC, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Casaboga and Max Paints Bags LLC is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Casaboga and Max Paints Bags LLC and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Casaboga and Max Paints Bags or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not hold a securities interest in our Company. The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Casaboga and Max Paints Bags, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Max Paints Bags LLC and Casaboga.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

<u>Investment Company Act Considerations</u>

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the Investor owns. There will be no dilution to any Investors associated with this Offering. However, from time to time, additional membership interests in the company offered hereby may be issued in order to raise capital to cover the company's ongoing Operating Expenses.

DESCRIPTION OF COMPANY Hermès "28" Kelly Bag

Investment Overview

- Upon completion of the company Offering, the company will purchase a 2022 Hermès Black Epsom Sellier Kelly 28cm with Gold Hardware as the Underlying Asset for the company the "Underlying Asset" with respect to the company, the specifications of which are set forth below.
- Hermès International S.A. is a French high fashion luxury goods manufacturer established in 1837.
- In the 1930s, Robert Dumas, son-in-law of Hermès brand namesake Émile Hermès, designed a women's bag with straps. Named the Kelly, after Grace Kelly (the Hollywood actress-turned-Princess of Monaco) was spotted holding one, the bag's trapezoid shape, two triangular gussets, cutout flap, handle, and two side straps have become an internationally recognized status symbol.
- Each Kelly bag is handmade, and prices vary according to the material and dye color used, as well as the type of hardware. The bags are distributed to Hermès boutiques in limited quantities, creating scarcity and exclusivity.

Asset Description

Overview & Authentication

- The Underlying Asset is a 2022 Hermès Black Epsom Sellier Leather 28 Kelly Bag with gold Hardware.
- The Underlying Asset is made from Epsom, which is a heat-pressed leather with a rigid, cross-hatched fine grain and an appealing sheen. Epsom is particularly popular because it tends to show color with greater vibrancy than most other leathers. An Hermès Epsom leather bag is known for holding its shape over time. The embossed surface allows it to be waterproof, and less likely to show scratches. The leather is also lightweight and easy to clean, requiring just a simple swipe of a moist cloth. Epsom is often used in the manufacture of Kelly and Birkin Sellier-style bags.

Notable Features

- The Underlying Asset displays an embossed black Hermès logo which lacks the typical gold-foil lettering.
- The Underlying Asset features Gold hardware.
- The Underlying Asset has four protective feet at its base.
- The Underlying Asset comes with its original lock, keys, clochette, leather card, box, and ribbon.
- The Underlying Asset has a length of 28cm, width of 22 cm and height of 10 cm.

Notable Defects

- The Underlying Asset is in brand new condition and shows no signs of wear.

Details

COMPANY Hermès "28" Kelly Bag	
Manufacturer	Hermès
Model	28cm Kelly Black Epsom Leather "Noir"
Hardware	Gold
Country of Origin	France
Year	2022
Color	Black
Accompanied By:	Lock, Keys, Clochette, Leather Card, Two Small Dust Bags, Large Dust Bag, Box and Ribbon.
Closure	Flap closure with two belted straps and a turn lock in the center
Primary Material	Leather
Height	22 centimeters
Length	28 centimeters
Width	10 centimeters

Depreciation

- The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Hermès "28" Kelly Bag going forward.

Capitalization

We estimate that the total capitalization for the acquisition of the company's Underlying Asset will be as follows:

Use of Proceeds Table	Dollar Amount	Percentage of Gross Cash Proceeds
Uses		
Acquisition of Asset (1)	$11,984.00	49.93%
Offering Expense (2)	$750.00	3.13%
Cash on Balance Sheet	$100.00	0.42%
Service and Commissions (3)	$1,920.00	8.00%
Sourcing Fee (4)	$9,246.00	38.53%
Total Proceeds	**$24,000.00**	100%

(1) Consists of an agreement listed in the Detail Table with the Asset Seller to be paid in full at the expiration date of the agreement listed in the Detail Table.

(2) We will reimburse the Manager for the offering expenses actually incudes for the company's offering. These reimbursements will be paid on a cost-basis. This includes expenses incurred for this offering as well as any additional offerings for The Company.

(3) Shown as if all capital raised for the acquisition is subject to the fees to be paid to the Intermediary, which are comprised of a 6% cash fee and 2% of the total number of Securities sold in the Offering.

(4) the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Underlying Asset.

Of the proceeds of the Company Offering, the Cash on The Company's Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Company for future Operating Expenses.

Upon the Closing of the Offering, proceeds from the sale of the Company Interests will be distributed to the account of the Company. The Company will complete the agreement and pay the Asset Seller the amounts listed in the Detail Table.

Detail Table	
Agreement Type	Upfront Purchase
Date of Agreement	09/07/2022
Expiration Date of Agreement	N/A
Down-payment Amount	$0
Installment 1 Amount	$11,984.00
Installment 2 Amount	$0
Acquisition Expenses	$0

USE OF PROCEEDS

We estimate that the gross proceeds of the Company Offering (including from Company Interests acquired by the Manager) will be approximately the amount listed in the Use of Proceeds Table assuming the full amount of the Company Offering is sold, and will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	6%	$600	6%	$1,440
Acquisition of Underlying Asset	94%	$9,400	94%	$22,560
Total	**100.00%**	**$10,000**	**100.00%**	**$24,000**

Includes the return of $11,984 purchase made by Luxvest Manager LLC in connection with the execution of the asset purchase and sale agreement. Our Manager will provide the company with a loan (the "Acquisition Loan") in an amount necessary to complete the acquisition of the asset. The Acquisition Loan will have a maturity date of 3 months from the campaign end Date and will not bear any interest. It is expected that the Acquisition Loan will be repaid through future closings of company equity offerings. In the event that the Acquisition Loan is not repaid prior to its maturity date, the Acquisition Loan shall be converted into company Interests under the same terms as the most recent Company offering at that time

EXECUTIVE OFFICERS AND MANAGERS.

The Company is managed by Luxvest Manager, LLC, a Florida limited liability company which is a joint venture between of Equity Portal Inc. ("**Casaboga**") and Max Paints Bags LLC.

Executive Officer	Position held at our Company	Position Held at Manager
Jonathan Farchi-Segal	CEO	CEO
Max Brownawell	Manager	Manager

Biographical Information
Set forth is biographical information of our executive officers.
Jonathan Farchi-Segal is the founder and CEO of Equity Portal Inc. where he manages all corporate vision, business model development, and expansion strategies to execute across all service verticals. He graduated from NYU Stern with a bachelor's in science in Finance where he was a recipient of the prestigious Martin Luther King Scholarship.

Max Brownawell started his career in the luxury resale business in 2013, moving to San Francisco right after college to work for The RealReal, which at the time was a small startup. That job brought him to New York where he met the then head of the Handbags Department at Heritage Auctions. Their mutual interest in the secondary market for Hermès Birkins and Kellys specifically landed him onto the team at Heritage in 2014 where he remained as Senior Specialist until 2018. He then left his position at Heritage to start Max Paints Bags LLC, a company specializing in unique custom painted artwork on handbags. Since then, he haa also consulted for Christies, Sotheby's and 1st Dibs as well as independent dealers and collectors with regards to the collectible handbag market. For the past year he has also been writing a SubStack based newsletter about the Hermès Secondary Market called BagWatch, detailing trends in the Hermès Auction Market.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Neither the Company nor the Manager has any employees. All of the officers of the Company and the Manager are employees of Casaboga or Max Paints Bags LLC.

CAPITALIZATION AND OWNERSHIP
Capitalization
The Company has authorized an unlimited amount of Membership Interests. As of the date of this Form C, no membership interest have been issued or are outstanding.
Ownership
There is no beneficial owner of 20% of more of the Company Interests

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.
Overview
Luxvest 1 LLC (the "Company") is a limited liability company organized September 7th, 2022 under the laws of Florida that has been formed to permit public investment in memorabilia and luxury goods. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results
As of September 7th, 2022, the company had not generated any revenues. The company may start to generate revenues in 2023.

Liquidity and Capital Resources

As September 7th, 2022, our company has not had any cash or cash equivalents and had no financial obligations.

Plan of Operations
Upon the Closing of the Offering, proceeds from the sale of the Company Interests will be distributed to the account of the Company. The Company will complete the agreement and pay the Asset Seller the amounts listed in the Detail Table.

Previous Offerings of Securities
We have not made any issuances of securities within the last three years.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,400 Company Interests for up to $24,000. The Company is attempting to raise a minimum amount of $10,000 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by December 31, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $24,000 (the "**Maximum Amount**") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $180 and there is no maximum amount that an Investor may invest in the Offering, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Bananafina LLC dba Casaboga (the "Intermediary"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Amount has been reached through the Intermediary. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering was opened and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (50%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing")** before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was arbitrarily set for simplicity purposes.

The Offering is being made through Bananafina LLC dba Casaboga, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

The Company is a limited liability company formed pursuant to Section 605 of the LLC Act. The purchase of membership interests in the Company is an investment in the Company. The Company has not issued, and does not intend to issue, any class of any membership interests entitled to any preemptive, preferential or other rights that are not otherwise available to the membership interest Holders purchasing membership interests in connection with any Offering.

The Company is authorized and empowered to appoint a Manager. The Company, shall be governed by this Agreement and the limited liability company operating agreement of this company (the "Operating Agreement"). Accordingly, the Company expects the Manager to maintain a separate, distinct record, and bank accounts, for The Company and its associated assets and liabilities. As such, the assets of the Company include only the assets associated with the company and other related assets (e.g., cash reserves) belonging to the manager.

All of the Interests offered herein will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Company Interests, as determined by the Manager, the Interest Holders of such Company Interests will not be liable to the Company to make any additional capital contributions with respect to such Company Interests. Holders of Company Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

Further issuance of Interests

Company Interests are being offered and sold pursuant to this Form C. The Manager, in its sole discretion, has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the Interests being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Assets.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the assets.

The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the company. The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a company from the utilization of the assets shall be applied in the following order of priority:

- repay any amounts outstanding regarding reimbursement for Operating Expenses plus accrued interest;
- thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and
- thereafter by way of distribution to Interest Holders of the Company (net of corporate income taxes applicable to the company), which may include the Manager or any of its affiliates.
- The Company will not distribute a asset in kind to its Interest Holders.

605.0406   *Liability for improper distributions.—*

(1)   Except as otherwise provided in subsection (2), if a member of a member-managed limited liability company or manager of a manager-managed limited liability company consents to a distribution made in violation of s. 605.0405 and, in consenting to the distribution, fails to comply with s. 605.04091, the member or manager is personally liable to the company for the amount of the distribution which exceeds the amount that could have been distributed without the violation of s. 605.0405.

(2)   To the extent the operating agreement of a member-managed limited liability company expressly relieves a member of the authority and responsibility to consent to distributions and imposes that authority and responsibility on one or more other members, the liability in subsection (1) applies to the other members and not the member that the operating agreement relieves of authority and responsibility.

(3)   A person who receives a distribution knowing that the distribution violated s. 605.0405 is personally liable to the limited liability company, but only to the extent that the distribution received by the person exceeded the amount that could have been properly paid under s. 605.0405.

(4)   A person against whom an action is commenced because that person is or may be liable under subsection (1) may:

(a)   Implead another person who is or may be liable under subsection (1) and seek to enforce a right of contribution from the person; or

(b)   Implead a person who received a distribution in violation of subsection (3) and seek to enforce a right of contribution from an impleaded person in the amount the person received in violation of subsection (3).

(5)   An action under this section is barred unless commenced within 2 years after the distribution.

Redemption provisions

The membership interests are not redeemable.

Registration rights

There are no registration rights in respect of the membership interests.

Voting rights

The Manager is not required to hold an annual meeting of Interest Holders. The Investor does not have any voting rights as an Interest Holder in the Company except with respect to:
   (i)   the removal of the Manager; and
   (ii)   an amendment to the Operating Agreement that would:
   (a)   modify the limited liability of an Investor;
   (b)   modify the indemnification and exculpation rights of the Manager and other covered persons; or
   (c)   increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any member;
   (d)   alter the interest of any Investor in income, gains and losses or amend a member's capital account or capital commitment without the consent of each Investor adversely affected by such amendment; or e. amend any provisions of the Operating Agreement , that require the consent, action or approval of members.

When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of all matters of the Company, as applicable. The removal of the Manager as manager of the Company must be approved by all of the votes that may be cast by Interest Holders of the Company then outstanding, voting together as a single class.

The submission of any action of the Company for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder

The Manager has broad authority to take action with respect to the Company. See "Management" for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the Interest Holders to, among other things, reflect the following:

- the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
- a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

- a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;
- a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state to ensure the company will continue to qualify as a corporation for U.S. federal income tax purposes; an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
- any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement; a change in the fiscal year or taxable year and related changes; and any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:
- do not adversely affect the membership interest Holders in any material respect;
- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;
- are necessary or appropriate to facilitate the trading of membership interests to comply with any rule, regulation, guideline or requirement of any securities exchange on which the membership interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the membership interest Holders;
- are necessary or appropriate for any action taken by the Manager relating to splits or combinations of membership interests under the provisions of the Operating Agreement; or
- are required to effect the intent expressed in this offering circular or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Company and will have the sole power to acquire, manage and dispose of assets of each company.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all membership interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 605.0701(2) of the LLC Act (i.e., the vote of consent of all members of the Company).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a The Company as a whole, as applicable, the asset will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the Operating Agreement)), and thereafter, (iii) to the membership interest Holders, allocated pro rata based on the number of membership interests held by each membership interest Holder (which may include the Manager, any of its affiliates and sellers of the companies and which distribution within the Company will be made consistent with any preferences which exist within the Company).

Restrictions on Ownership and Transfer

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) the assets being deemed "plan assets" for purposes of ERISA, or (b) the Company or the Manager being subject to additional regulatory requirements. The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal or accounting fees incurred by the Company, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire Interests for their own accounts and the Operating Agreement does not prevent the Manager or its affiliates from transferring these Interests, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Form C), either directly or through a broker or otherwise.

The restrictions on transferability listed above will also apply to any resale of Interests through one or more third-party broker-dealers. Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder's ability to the pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interests will develop. Therefore, Investors may be required to hold their Interests indefinitely. To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's formation, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the assets, affairs and business will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

The Company may decide to enter into separate indemnification agreements with the officers of the Company, the Manager, Casaboga or Max Paints Bags LLC. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the State of Florida, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Exchange Act, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the State of Florida, or if required by Federal law, a Federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the State of Florida.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Related of Ownership of Our membership interests--*Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the State of Florida, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial."* Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our membership interests serves as a waiver by any Investor or beneficial owner of our membership interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our membership interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential investors who are not united states residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the company to such foreign investors may be subject to the United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Casaboga, Max Paints Bags LLC and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Casaboga and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Casaboga or Max Pains Bags LLC. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Casaboga or Max Paints Bags LLC, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Casaboga and Max Paints Bags LLC is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Casaboga and Max Paints Bags LLC and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Casaboga and Max Paints Bags or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not hold a securities interest in our Company. The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Casaboga and Max Paints Bags, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Exhibit B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Exhibit C
Financials

I, Jonathan Farchi-Segal, being the CEO of Luxvest 1 LLC, a Florida LLC (the "Company"), hereby certify as of this that the financial statement of Luxvest 1 LLC and notes thereto for the period ending in September 7 2022, and September 7 2022 included in this Form C offering statement re true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year 2022, Luxvest 1 LLC did not file tax returns, as it was established on 9/7/2022. IN WITNESS THEREOF, this principle executive officer's financial statement certification has been executed as of the date 9/7/2022.

/s/ Jonathan Farchi-Segal
(signature)

Jonathan Farchi-Segal
(Name)

CEO, Manager
(Title)

9/7/2022
(Date)

Luxvest 1 LLC
Balance Sheet
FOR THE PERIOD OF September 7, 2022 (INCEPTION) THROUGH September 7, 2022

ASSETS

Current Assets

Cash:	$	0.00
Collectible Memorabilia:		11,984.00
Total Current Assets		11,984.00
Total Assets		11,984.00

LIABILITES AND SHAREHOLDERS EQUITY

Current Liabilites

Accounts Payable:	
Due to related Party:	11,984.00
Total Current Liabilites	11,984.00
Total Liabilites	11,984.00

MEMBER' EQUITY

	0.00
Total Shareholders Equity	
Total Liabilites and Shareholders Equity	11,984.00

Luxvest 1 LLC
INCOME STATEMENT
FOR THE PERIOD OF September 7, 2022 (INCEPTION) THROUGH September 7, 2022

Oprerating Expenses

		0.00
		0.00
Net Income From Operations		0.00
Net Income	$	0.00

Luxvest 1 LLC
Statement of Cash Flows
FOR THE PERIOD OF September 7, 2022 (INCEPTION) THROUGH September 7, 2022

Cash Flows From Operating Activites

Net Income (Loss) For the Period	$	0.00
Change in Accounts Payable		0.00
		0.00
		0.00

LIABILITES AND SHAREHOLDERS

Cash Flows From Financing Activites

Draws on Related Party Loan		
		0.00
		0.00
Cash at Beginning of Period		0.00
Net Increase (Decrease) in Cash		0.00
Cash at End of Period	$	0.00

Luxvest 1 LLC
Statement Changes in Shareholders Equity
FOR THE PERIOD OF September 7, 2022 (INCEPTION) THROUGH September 7, 2022

	Common Membership Interests	Total Members' Equity
Balance at Inception	Number	
Net Income		0.00
Balance at September 7, 2022		
		0.00

Luxvest 1 LLC was formed on September 7, 2022 ("Inception") in the State of Florida. The financial statements of Luxvest 1 LLC (which may be referred to as the "Company"
"we." "us." or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Florida.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the distribution of the film itself, and from future
merchandising from the film when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection o the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 -DEBT
Right now the company has no debt. Luxvest 1 LLC believes that its product can be completed and distributed without occurring debt.

NOTE 4-COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5- MEMBERS' EQUITY
LL
The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights. Pursuant to the Operating Agreement, the Manager may receive fees and expense reimbursements for services relating to this offering and the investment and management of our properties. The Manager has sole discretion in determining what

distributions, if any, are made to shareholders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Contributions to, and distributions from the Company will be held on the balance sheet as Owners' Contributions (Distributions). As of September 7, 2022, no distributions have been made respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS
There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5%

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 2,400 in membership interests. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $24,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended to receive any funds.

The Crowdfunded Offering is being made through Bananafina LLC (the "Intermediary" aka "Casaboga" or "equityportal.com"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19
Since September 7, 2022, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.
The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT D
Offering page found on Intermediary's Portal.

Highlights:

-
  - Black is the most common and steadily increasing color on the Hermès secondary market
  - Epsom leather is the highest-value leather at auction
  - 28cm Kellys are among the most popular sizes, with steady increases yearly at auction. Also, this size is less extreme than 20 or 25cm bags, which could be subject to more fleeting fashion trends
  - Gold hardware has averaged more than Palladium consistently at auction
  - Store-fresh bags have increased in value more dramatically over the last few years than used ones
  - The combination of black leather with gold hardware is the ultimate classic, in production at Hermès for over a century

The Bag

28cm Black Epsom Leather Sellier Kelly with Gold Hardware from 2022 in store-fresh condition with plastic on the hardware
It includes a lock, two keys, a clochette, a clochette dustbag, strap, strap dustbag, rain cover, care booklet, receipt, dustbag, and box. The interior is lined with black Chevre goatskin leather and features one zip and two slip pockets. The design is that of a top-handle bag with a removable shoulder strap. It is closed with a flap over the front that latches over a spindle (touret) and is secured with two straps (sangles).
Each bag is made entirely by hand by one craftsperson at Hermès, start to finish. The Kelly handle is one of the most complex pieces to craft, and the entire process takes approximately twenty hours. The hardware is solid brass and coated with 18K yellow gold. The stitching is beeswax-coated linen thread worked in a double saddle-stitch method using two needles at once.



Hermès

Hermès was begun in Paris in 1837 by Thierry Hermès, a harness maker. The house moved to its current flagship location in 1880 and had expanded into producing other goods by the 1920s.

The bag today known as the Kelly has its design roots back in the early 20th century when the now-iconic turn-lock closure was used on large saddle bags. In 1935 a slim version was designed to fit in the door of a car, then called the Sac à dépêches. (touret) and is secured with two straps (sangles).

In 1956 Princess Grace Kelly of Monaco was photographed using a Kelly to hide her baby bump. The photo was printed in LIFE magazine, and since then, the demand for Hermès Kelly bags has never ebbed. In 1977 the house officially renamed the design in honor of Grace Kelly.

The design of the Kelly has changed very little over its near-century production. A shoulder strap was first included in the mid-1980s, and a second loop was added to the handle hardware for this strap in 2000.



Why Invest?

Hermès Kelly Bags have been increasing in value on the secondary market far faster than their retail prices have. Over the last two decades, prices for Kelly bags on the secondary market have increased an average of around 10% annually.
A Black 28cm Epsom Sellier Kelly with Gold Hardware today has a market value of $24,162. This is an average of two numbers: The average price comparable models have sold for at auction over the past three years and an average of the prices at which similar models are currently being offered for sale on the secondary market.

Why Black?
Black is the one constant color at Hermès, in continuous production since the Birkin's and Kelly's inventions. As a result, its average value at auction is consistently in the middle of the field compared to other colors. Its rise in average auction value is consistent with that of the larger Hermès Collectible Handbag Market.

Why Gold Hardware?
Gold hardware has always been used on Birkins and Kellys, whereas Palladium hardware was introduced for these bags in 1996. Since 2016 Gold hardware has consistently averaged more at auction than Palladium, with the difference topping $2,500 in 2021 and continuing to increase in 2022.

Current Items for Sale from Dealers?



The three-year auction average for this bag is currently $20,200, and the average dealer asking price is $28,125.

Past Auctions of the Bag.



Auctions are held regularly throughout the year, and the average auction price is updated roughly every six months. We believe the market for these bags will continue to increase, and the value of this bag will rise in line with the rest of the Hermès Secondary Market. This bag, fairly valued today at $24,162, will likely be worth upwards of $35,000 soon.

How We Plan to Sell the Bag

Max Brownawell has developed strong connections throughout the industry through his experience working with various auction houses and dealers. As a result, he will be able to secure the sale of this bag for at least our predetermined value through private sale arrangements when the time comes.

The bag will likely be sold through a third party, adding an undetermined amount to our agreed payout price when selling the asset. Our valuation of the bag allows for this by averaging auction and dealer prices, the latter of which are consistently higher than the former.



Regular Leather Birkins and Kellys at Auction

Legend: Birkin 25, Birkin 30, Birkin 35, Birkin 40, Kelly 20, Kelly 25, Kelly 28, Kelly 32, Kelly 35

About Max

Max started his career in the luxury resale business in 2013, moving to San Francisco right after college to work for The RealReal, a small startup at the time.
That job brought him to New York, where he met the head of the Handbags Department at Heritage Auctions. They had a mutual interest in the secondary market for Hermès Birkins and Kellys specifically, and Max subsequently joined the team at Heritage in 2014 as a Senior Specialist until 2018.
Since then, Max has started Max Paints Bags LLC, which specializes in unique custom-painted artwork on handbags and has consulted for Christie's, Sotheby's, and 1st Dibs, as well as independent dealers and collectors concerning the collectible handbag market. In addition, for the past year, Max has been writing a SubStack-based newsletter about the Hermès Secondary Market called BagWatch, detailing price trends in the Hermès secondary market.

The Real Real



CHRISTIE'S

Sotheby's

HERITAGE
AUCTIONS



Exhibit E
Form Of Security

LUXVEST 1 LLC

a Florida limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Investor: «=investor.name»

SUBSCRIPTION AGREEMENT

Luxvest 1 LLC

1. **Subscription**.

      1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Luxvest 1 LLC, a Florida limited liability company(the "**Company**"), the number of Interests in the Company (the " **Company Interests**") set forth on the front of this Subscription Agreement at a purchase price of $10.00 per Company Interest for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Luxvest Manager LLC, the managing member of the Company (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 2,400 Company Interests for maximum aggregate gross proceeds of $24,000 ("**Maximum Offering Amount**").[1]

      1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) December 31, 2022, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

      2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

3. **Termination of Offering or Rejection of Subscription**.

---

[1] The total amount of Company Interests issued in this offering may exceed 2,400 as the intermediary for this offering is entitled to one percent (2%) of all securities sold, this means the maximum amount of Company Interests that may be issued in this offering is 2,448.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Company Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Company Interests involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, or their financial condition.

5.2. The offering and sale of the Company Interests has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Company Interests is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Company Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Company Interests.

5.4. In evaluating the suitability of an investment in the Company Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://casaboga.com/kelly28-form-c together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Company Interests and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Company Interests by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Company Interests for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Company Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Company Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Company Interests.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE COMPANY INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE COMPANY INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE COMPANY INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in <u>Article XIV</u> of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Company Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of Florida without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Miami, FL, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

11. **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Company Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

Subscription Agreement to subscribe for Luxvest 1 LLC

Legal Name of Subscriber

«=investor.name»

_____

Number of Company Interests subscribed for

_____

Total Purchase Price of Company Interests subscribed for

«=investment.amount»

_____

Investor Information:

_____

Address

_____

_____

City

_____

State

_____

Zip

_____

Country

_____

_____

Email Address

«=investor.email»

_____

_____

EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

LUXVEST 1 LLC COMPANY INTERESTS

The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Company Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

	______________________________
Print Name of Subscriber:	«=investor.name»
By and Date:	______________________________
Title of Authorized Signatory (if an entity):	
	______________________________

Accepted:

LUXVEST 1 LLC
By: LUXVEST MANAGER LLC, as managing member

By and Date:	«=issuer.signature»
Name:	Jonathan Farchi-Segal
Title:	Manager

EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

[Attached]

COUNTERPART SIGNATURE PAGE TO OPERATING AGREEMENT

Reference is made to the Second Amended and Restate Operating Agreement of the Company, dated as of September 7th, 2022 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Luxvest 1 LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»

Name and Date: «=investor.name» [ ] Check Box if Entity

[ ] Check Box if Co-Subscriber By Co-Subscriber:

Name Co-Subscriber:

Exhibit B – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section. Subscriber

«=investor.name»   Co-Subscriber (if Applicable)

_____   _____

Signature: Signature:

_____   _____

Social Security or Tax Identification Number   Social Security or Tax Identification Number

Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants: _____

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s):

_____

Legal form of ownership: (select one)

Individual

___   ___   Joint Tenants w/ Rights of Survivorship Other: _____

Tenants in Common   ___

___

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Luxvest Manager LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»

Name: «=investor.name»

[ ] Check Box if Entity

[ ] Check Box if Co-Subscriber By Co-Subscriber:

Name Co-Subscriber:

EHIBIT F
LLC Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

Luxvest 1 LLC

September 7, 2022

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE MEMBER INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (THE "*AGREEMENT*") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "*SECURITIES ACT*") OR RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE MEMBER INTERESTS REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, A MEMBER MAY NOT SELL, ASSIGN, TRANSFER, PLEDGE OR OTHERWISE DISPOSE OF ALL OR ANY PART OF ITS INTEREST IN THE COMPANY UNLESS THE CONSENT REQUIRED BY THIS AGREEMENT HAS BEEN OBTAINED AND THE MEMBER HAS COMPLIED WITH THE OTHER REQUIREMENTS OF THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT
OF
LUXVEST 1 LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Luxvest 1 LLC (the "*Company*") is made and entered into as of September 7, 2022, by and among Luxvest Manager LLC (the "*Manager*") and the Persons listed on Schedule A (each, a "*Member*" and collectively, the "*Members*") who have become parties to this Agreement in accordance with the terms of this Agreement.

WHEREAS, the Company is a limited liability company formed under Section 605 of the Florida Limited Liability Company Act (the "*Act*") as a result of filing the Certificate of Formation with the Secretary of State of the State of Florida on September 7, 2022; and

WHEREAS, the parties hereto wish to enter into this limited liability company operating agreement of the Company

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions

Capitalized terms used herein and not otherwise defined have the meanings assigned to them in Appendix I hereto.

ARTICLE II

ORGANIZATION; POWERS

2.1. Formation of Company

2.1.1 The Manager has formed the Company as a limited liability company pursuant to the provisions of the Act. The Company commenced upon the filing of its Certificate of Formation with the Secretary of State of the State of Florida on September 7, 2022. The execution, delivery and filing of the Certificate of Formation of the Company, and all actions taken in connection with the formation of the Company, are hereby adopted, approved, ratified and confirmed by the Members.

2.1.2 The Manager, or a designee of the Manager, is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, any amendments or restatements of the Certificate of Formation of the Company and any other certificates, notices, statements or other instruments (and any amendments or restatements thereof) necessary or advisable for the formation of the Company or the operation of the Company in all jurisdictions where the Company may elect to do business, but no such amendment or restatement may be executed, delivered or filed unless adopted in a manner authorized by this Agreement.

2.2 Name

The name of the Company is as set forth above. The business of the Company shall be conducted under such name or under such other names as the Manager may deem appropriate.

2.3 Office; Agent for Service of Process

The Company shall have a single "Principal Office" which shall at all times be located within the United States. The Principal Office shall be located in offices approved by the Manager and may thereafter be changed from time to time by the Manager. The initial registered agent of the Company in the State of Florida is Equity Portal Inc. and the initial registered office of the Company in the Florida is 1065 NE 125th Street, North Miami, Florida 33161.

2.4 Term

The term of the Company commenced as of the date of formation and shall continue in full force and effect until liquidated in accordance with Section 10.3.

2.5 Purpose and Scope

The purpose of the Company and shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a limited liability company organized pursuant to the Florida Act, (b) acquire and maintain a portfolio of memorabilia assets and, to exercise all of the rights and powers conferred upon the Company with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

2.6 Powers of the Company

Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act, by any other applicable law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion, or attainment of the purposes of the Company set forth in Section 2.5.

2.7 Title to Assets

All assets shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any direct ownership interest in such assets. Each Member, to the extent permitted by applicable law, hereby waives its rights to a partition of the assets and, to that end, agrees that it will not seek or be entitled to a partition of any assets, whether by way of physical partition, judicial sale or otherwise, except as otherwise expressly provided in Section 10.3.

2.8 Qualification in Other Jurisdictions

The Manager shall cause the Company to be qualified or registered under assumed or fictitious names or foreign limited liability company statutes or similar laws in any jurisdiction in which the Company transacts business and to the extent, in the judgment of the Manager, such qualification or registration is necessary or advisable in order to protect the limited liability of the Members or to permit the Company lawfully to own assets or transact business. The Manager shall have the power and authority to execute, file and publish all such certificates, notices, statements or other instruments necessary to permit the Company to conduct business as a limited liability contemplated hereunder in all jurisdictions where the Company elects to do business.

ARTICLE III

MEMBERS

3.1 Names, Addresses and Other Information

The name, mailing address, email address, and Capital Contributions of each Member shall be set forth in Schedule A. The Company shall revise Schedule A from time to time to reflect any change in the identities, addresses, email addresses and Capital Contributions and Interests in accordance with the terms of this Agreement and such revisions shall not require the consent of any Member or other Person.

3.2 Classes of Members.

The Members shall be entitled to the rights, subject to the obligations set forth herein. Any Member shall be referred to as a Member. The Interests shall not be represented by certificates.

3.3 Status of Members

3.3.1 Liability of Members. No Member, in its capacity as such, shall be liable to the Company, or to any other Member in excess of (i) the amount of its Capital Contribution to the Company, (ii) its share of any undistributed profits and assets of the Company, (iii) its obligation to make other payments expressly provided for in this Agreement, and (iv) the amount of any distributions from the Company wrongfully distributed or paid to such Member for (a) the performance, or the omission to perform, of any act or duty on behalf of the Company, (b) the termination of the Company, or this Agreement pursuant to the terms set forth herein, or (c) the performance, or the omission to perform, on behalf of the Company any act in reliance on advice of legal counsel, accountant or other professional advisors to the Company. In no event shall any Member (or former Member) have any liability for the repayment or discharge of the debts and obligations of the Company or be obligated to make any contribution to the Company; *provided, however,* that:

(a) appropriate reserves may be created, accrued and charged against the net assets of the Company and proportionately against the Capital Accounts of the Members for contingent liabilities or probable losses or foreseeable expenses that are permitted hereunder, such reserves to be in the amounts that the Manager deems necessary or appropriate, subject to increase or reduction at the Manager's sole discretion;

(b) each Member shall have such other liabilities as are expressly provided for in this Agreement; and

(c) each Member shall have such other liabilities as expressly required by the Act or other applicable law.

3.3.2 Effect of Death, Dissolution or Bankruptcy

To the fullest extent permitted by law, upon the death, incompetence, bankruptcy, insolvency, liquidation or dissolution of a Member, the rights and obligations (specifically excluding any management, voting or decision-making rights) of such Member under this Agreement shall inure to the benefit of, and shall be binding upon, such Member's successor(s), estate or legal representative, and each such Person shall be treated as an assignee of such Member's Interest for purposes of Article IX until such time (if any) as such Person may be admitted as a Member pursuant to that Article IX.

3.3.3 No Control of Company

No Member, in its capacity as such, shall take any part in the control of the business and affairs of the Company, undertake any transactions on behalf of the Company, or have any power to sign for or otherwise to bind the Company; *provided, however*, that the Partnership Representative may execute the tax returns of the Company and any other tax related documents required to be executed by a Person treated as a "partner" of the Company for tax purposes.

3.4 Accession to Agreement

Each Person who is to be admitted as an Additional Member or substituted Member pursuant to this Agreement shall accede to this Agreement by, and shall be admitted to the Company as a Member (as applicable) upon, executing (whether on its own behalf or via an attorney-in-fact) a counterpart signature page to this Agreement. Except as provided in this Section 3.4 and Section 9.2, such admission shall not require the consent or approval of any other Member, in its capacity as such, or any other Person. The Company shall make any necessary filings with the appropriate governmental authorities and take such actions as are necessary under applicable law to effectuate such admission.

3.5 Other Activities of Members

Subject to all other provisions of this Agreement, any Member (including the Manager) and its respective direct and indirect members, partners, stockholders, officers, directors, managers, trustees, employees, agents and Affiliates may invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other financial ventures and investment and professional activities of every kind, nature and description, independently or with others, including but not limited to: management of investment funds; investment in, financing, acquisition or disposition of memorabilia assets; providing brokerage and investment banking services; or serving as officers, directors, managers, consultants, advisers or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities), whether or not such activities may conflict with any interest of the Company or any of the Members. Without limiting the generality of the foregoing, it is specifically acknowledged that certain Members and certain of their Affiliates are or may be engaged in Memorabilia investing and/or other investing activities (including of a nature in which the Company intends to invest) and that nothing in this Agreement or otherwise related to the Company shall restrict such Members or Affiliates from engaging in any investing or related activities. Neither the Company nor any Member shall have any rights, by virtue of this Agreement or any other connection with the Company, in or to any activities permitted by this Section 3.5 or to any fees, income, profits or goodwill derived from such activities.

3.6 Nature of Obligations Between Members

Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to make any Member, in such Member's capacity as a Member, an agent or legal representative of any other Member or to create any fiduciary relationship between Members for any purpose whatsoever, apart from such obligations between the members of a limited liability company as may be established by the Act. Except as otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member, or the Company.

3.7 Lending and Borrowing

To the fullest extent permitted by applicable law, a Member may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and has the same rights and obligations with respect to any such matter as a person who is not a Member *provided, however,* that any loan provided by a Member shall be subject to terms and conditions no less favorable to the Company than if such acts or services had been obtained in an arm's length transaction.

3.8 Voting

Except as expressly provided in this Agreement, the Certificate of Formation, or as required under the Act, Members shall have no voting, approval or consent rights.

3.9 Failure to Observe Formalities

A failure to observe any formalities or requirements of this Agreement or the Act shall not be grounds for imposing personal liability on the Member for debts, liabilities and obligations of the Company.

ARTICLE IV

ACTIVITIES AND MANAGEMENT

4.1 Management and Control of Company

4.1.1 Manager

Except as otherwise provided herein or as otherwise required by the Act, the affairs and activities of the Company shall be managed by or under the direction of the Manager who shall be the "manager" under the Act. Except as otherwise provided herein, the Manager shall have the power on behalf and in the name of the Company to implement the business of the Company and to exercise any rights and powers the Company may possess, including, without limitation, the power to cause the Company to make any elections available to the Company under applicable tax or other laws. Among the powers and authority vested in the Manager are the following items:

(a) to do any and all things and perform any and all acts necessary or incidental to the business of the Company;

(b) to enter into, and take any action under, any contract, agreement or other instrument as the Manager shall determine to be necessary or desirable to further the objects and purposes of the Company;

(c) to buy, sell, hold, and otherwise invest in or dispose of assets; exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities or other assets held or owned, in each case, by the Company (as applicable);

(d) to open, maintain and close bank accounts and draw checks or other orders for the payment of money, and open, maintain and close brokerage, money market fund and similar accounts;

(e) to hire, for usual and customary payments and expenses, consultants, brokers, attorneys, accountants and such other agents for the Company as it may deem necessary or advisable, and authorize any such agent to act for and on behalf of the Company;

(f) to incur expenses and other obligations on behalf of the Company in accordance with this Agreement, and, to the extent that funds of the Company are available for such purpose, pay all such expenses and obligations;

(g) to bring and defend actions and proceedings at law or in equity and before any governmental, administrative or other regulatory agency, body or commission;

(h) to establish reserves in accordance with this Agreement or the Act for contingencies and for any other purpose of the Company;

(i) to prepare and file all necessary returns and statements, pay all taxes, assessments and other impositions applicable to the assets of the Company, and withhold amounts with respect thereto from funds otherwise distributable to any Member;

(j) to take all action that may be necessary or appropriate for the continuation of the Company's valid existence.

(k) to establish special purpose vehicles or other entities incidental to the business purpose of the Company;

(l) to determine the accounting methods and conventions to be used in the preparation of any accounting or financial records of the Company; and

(m) to act for and on behalf of the Company in all matters incidental to the foregoing.

4.2 Appointment of Officers

The Manager may, from time to time as it deems advisable, select and designate natural persons as officers of the Company and assign titles (including without limitation President, Treasurer and Secretary) to any such person. The officers are authorized to execute, deliver and (if required) file documents on behalf of the Company and to take such other actions as may be reasonably necessary to carry out and implement the decisions of the Manager or as otherwise required in connection with the business of the Company. None of the officers of the Company are required to be a Member. Two or more offices may be held by the same person. Subject to all other provisions of this Agreement, the Manager is authorized to execute and deliver any document and to take any action on behalf of the Company without any vote or consent of any other person or entity. The Manager may remove any officer so appointed at any time, with or without cause, in its absolute discretion. If any office shall become vacant as a result of the death, resignation or removal of an officer, the Manager, in its sole discretion, may appoint a replacement officer.

4.3 Officer Standard of Care

An officer of the Company shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a violation of law by such officer of the Company. Any officer of the Company who performs the duties of officer of the Company in compliance with this Section 4.3 shall not have any liability by reason of being or having been a Manager or officer of the Company.

4.4 Obligations of the Manager

Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, to the fullest extent permitted by law, whenever in this Agreement the Manager is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or the Members, or (ii) in its "good faith" or under another expressed standard of care, the Manager shall act under such express standard of care and shall not be subject to any other or different standards of care. Unless otherwise expressly stated, for purposes of this Section 4.3, the Manager shall be deemed to be permitted or required to make all decisions hereunder in its sole discretion.

4.5 Events Affecting the Manager

Neither the withdrawal, bankruptcy, or dissolution of the Manager, nor the liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager, shall constitute an event of dissociation of the Manager under the Act, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by any successor entity.

4.6 Manager's Standard of Care

The Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a violation of U.S. federal securities law by the Manager, in each case as determined in a final order by a court of competent jurisdiction. To the fullest extent permitted by applicable law, the provisions of this Agreement, to the extent that they limit or eliminate the duties and liabilities of the Manager existing at law or in equity, are agreed by each Member to replace such other duties and liabilities. The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver of any of a Member's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

4.7 Other Businesses of the Manager

The Manager shall devote to the Company such time as the Manager reasonably believes shall be necessary to conduct business and affairs of the Company in the Manager's sole discretion. The Members recognize, however, that Affiliates of the Manager, and any officer or employee of the Manager or such Affiliate, shall be required to devote only such time to the affairs of the Company as the Manager determines in its sole discretion may be necessary or appropriate to manage and operate the Company. Except as expressly set forth herein, the Manager and each Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether such ventures are competitive with the Company or otherwise. None of the foregoing shall have any rights or obligations solely by virtue of this Agreement or the business relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom.

4.8 Removal and Withdrawal of the Manager

4.8.1 The Manager may be removed by an affirmative vote of two-thirds in capital of the Members upon the occurrence of any of the following events:

(a) the Manager's continued breach of any material provision of the Operating Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager has taken steps to cure such breach);

(b) the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager that is not dismissed within 30 days, the issuance of an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(c) the Manager committing fraud against the Company misappropriating or embezzling the funds of the Company, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Operating Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager's actual knowledge of its commission or omission, then our Manager may not be removed; or

(d) the dissolution of the Manager.

Unsatisfactory financial performance does not constitute a basis for removal of the Manager.

4.8.2 The Manager may withdraw as the Manager if the Company becomes required to register as an investment company under the Investment Company Act of 1940, with such withdrawal deemed to occur immediately before the event requiring such registration.

4.8.3 In the event of the removal or withdrawal of the Manager, the Manager will cooperate with the Company and take all reasonable steps to assist in making an orderly transition of the management function to the succeeding manager. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

4.8.4 Other than accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

4.9 Transactions between Affiliates

Without limiting any other provisions in this Agreement, and to the fullest extent permitted by applicable law, the Members agree that the Manager shall have the absolute and sole discretion to make decisions related to the Company's commercial relationships with Affiliates of the Manager or any of the Company's officers, and any such relationships shall not constitute "corporate waste", shall not violate the principles of good faith and fair dealing, and shall not otherwise give rise to any liability of Manager or the Company's officers to the Company or the Company's Members, provided, however, that any such commercial relationships shall be on terms no less favorable than terms offered by third parties and negotiated in an arm's length transaction.

ARTICLE VI

MANAGEMENT FEE AND EXPENSES

6.1 Management and Acquisition Fee

The following fees, costs and expenses in connection with any Initial Offering and the sourcing and acquisition of an Asset shall be borne by the Company.

(a)　　　Cost to acquire the Asset;

(b)　　　Service and Commissions Fee;

(c)　　　Offering Expenses;

(d)　　　Acquisition Expenses; and

(e)　　　Sourcing Fee.

6.2 Expenses

The Company will be responsible for the costs and expenses attributable to the operations of the Company related to the assets (the "*Operating Expenses*"). The Operating Expenses will be shared pro rata by Investors and include, but are not limited to, the following:

(a) fees, costs and expenses incurred in connection with the investigation, evaluation, diligence (including the costs of specialized services not ordinarily provided by the Manager), acquisition, administration, holding, monitoring or disposition of Investments or potential Investments (including broken deal expenses), including travel, meals and lodging/accommodations related thereto;

(b) fees, costs and expenses incurred in connection with the management of the assets owned by the Company and preparing any reports and accounts, including, but not limited to, audits of a annual financial statements, tax filings and the circulation of reports to investors;

(c) insurance premiums or expenses of the Company;

(d) withholding or transfer taxes imposed on the Company;

(e) governmental fees imposed on the capital of the Company;

(f) legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory proceeding instituted against the Company or the Manager, or any asset owned by the Company, in connection with the affairs of the Company as well as any legal advice directly relating to the affairs of the Company;

(g) fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with the offering;

(h) indemnification payments by the Company to the Manager under this Agreement;

(i) the costs of any affiliates and third parties engaged by the Manager in connection with the operations of the Company; and

(j) any similar expenses that may be determined to be an Operating Expense of the Company as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated by the Company and cannot be covered by any reserves on the balance sheet of the Company, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Company on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Company and/or (c) cause the issuance of additional Interests in the Company in order to cover such additional amounts.

ARTICLE VII

CAPITAL OF THE COMPANY

7.1 Capital Contribution

In exchange for the Interests in the Company Interest the Members shall contribute the Capital Contributions as set forth opposite each such Member's name on Schedule A. The Manager may, but is not required to, contribute to the capital of the Company.

7.1.1 Membership Capital

Each Member, the Manager and the Managers shall have a deemed Interest in the Company, as set forth in Schedule A. The Manager and the Managers shall be treated like other Members in respect of such deemed Interest. The following rights and limitations in connection with each Member's Capital Contribution shall apply:

(a) Each Member, the Manager and the Managers may make a Capital Contribution in exchange for an additional Interest upon such terms and conditions as are permitted in this Agreement or otherwise as the Manager determines. Subscriptions for interests are not open to the general public, are subject to prior consent of the Manager, and may be rejected in whole or in part for any reason.

(b) No Member shall be paid interest on any Capital Contribution to the Company or on such Member's Capital Account.

(c) No Member shall have any right to demand the return of its Capital Contribution or assets in return for its Capital Contribution, except upon dissolution of the Company pursuant to Article X.

7.1.2 Adjustments at Subsequent Closings

Except as otherwise provided herein, the Manager may offer and sell Interests in the Company upon such terms and conditions as are permitted in this Agreement or otherwise as the Manager determines. Each Member's Capital Contribution and distribution rights shall be calculated on the basis of such Member's proportional ownership of Interests.

7.1.3 Default by Member

In the event that any Member fails to make all or any portion of his or her Capital Contribution pursuant to this Section 7.1 and such failure continues for five (5) Business Days following Notice from the Manager, the Manager may, in its sole discretion, designate such Member in default under this Agreement (a "***Defaulting Member***") or waive or permit the cure of any default by such Defaulting Member subject to the conditions agreed upon between the Manager and the Defaulting Member. The Manager may take the following actions with regards to a Defaulting Member: (i) charge the Defaulting Member interest at a rate no greater than the Prime Rate plus two percent (2%) on the Defaulting Member's unpaid amounts, payment of which shall be paid to the Company and shall not be considered an additional Capital Contribution; or (ii) allow some or all of the Members to purchase some or all of the Defaulting Member's Interests. No Defaulting Member shall be entitled to receive any distributions by the Company at least until the default has been cured, waived, or permitted. Each Defaulting Member shall remain fully liable up to the amount of his or her Capital Contribution to the Company and its creditors, if applicable, to the extent provided by law, as if such default had not occurred. The full amount of such Defaulting Member's Capital Contributions shall be included in calculating the amount of the Management Fee and the Defaulting Member shall remain liable for its share of the Management Fee.

7.2 Additional Members and Additional Capital Contributions

The Manager is authorized to admit one or more Persons to the Company as additional Members (each, an "***Additional Member***") or accept additional Capital Contributions from the Members. The terms of any such admission or additional Capital Contributions shall be fixed by the Manager, at the time of such admission or additional Capital Contributions.

ARTICLE VIII

CAPITAL ACCOUNTS; ALLOCATIONS; DISTRIBUTIONS

8.1 Capital Accounts

8.1.1 Creation and Maintenance

A separate book capital account shall be maintained for each Member (each a "***Capital Account***") in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv), in respect of the Interest held by such Member. The Capital Account of each Member shall be:

(a) *Increased* by (i) the amount of such Member's Capital Contribution, (ii) such Member's distributive share of Net Income (or items of book income or book gain) allocated pursuant to Section 8.2, (iii) any item in the nature of book income or book gain which is specially allocated pursuant to Section 8.4, and (iv) the amount of any Company liabilities assumed by such Company or which are secured by any assets distributed to such Member;

(b) *Decreased* by (i) the amount of cash and the Gross Asset Value of any assets distributed to such Member, (ii) such Member's distributive share of Net Loss (or items of book expense or book loss) allocated pursuant to Section 8.2, (iii) any item in the nature of book expense or book loss which is specially allocated pursuant to Section 8.4, and (iv) the amount of any liabilities of such Member assumed by the Company or which are secured by any assets contributed by such Member to the Company; and

(c) Otherwise adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and with the provisions of this Agreement.

8.1.2 Timing of Adjustments to Capital Accounts

Except as otherwise provided in this Agreement, the Company's books shall be closed and the Members' Capital Accounts shall be adjusted in accordance with this Article VIII, and the other provisions of this Agreement relating to allocations as of the close of business on the following dates: (i) the last day of each Fiscal Year; (ii) the Business Day coincident with any Capital Contribution by any Member; (iii) the Business Day coincident with any distribution of cash or other asset to Members; (iv) the Business Day coincident with any compulsory redemption of a Member's Interest, in whole or part, effected by the Manager; (v) the Business Day before the Company's final liquidating distribution; and (vi) any other date determined by the Manager to be appropriate for a closing of the Company's books.

8.1.3 Compliance with Treasury Regulations

The provisions of this Article VIII, including the provisions relating to the maintenance of Capital Accounts, are intended to comply with Section 704(b) of the Code and Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

8.2 Allocations of Net Income or Net Loss

Except as explicitly provided elsewhere herein, the items of income, gain, loss and deduction of the Company comprising Net Income or Net Loss for a Fiscal Year shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made to such Member pursuant to Section 10.3 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, taking into account any adjustments thereto for such Fiscal Year, all Company liabilities were satisfied according to their terms (limited in the case of each Nonrecourse Liability to the Gross Asset Value of the assets securing such liability) and the net proceeds of the Company were distributed in accordance with Section 10.3 to the Members immediately after making such allocations, minus (ii) the sum of any amounts, if any, such Member would be obligated to contribute to the capital of the Company as reasonably determined by the Manager, and such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of the assets.

8.3 Limitations on Loss

Notwithstanding anything to the contrary in Section 8.2, the amount of items of Company expense and loss allocated to any Member pursuant to Section 8.2 shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year, unless each Member would have an Adjusted Capital Account Deficit. All such items in excess of the limitation set forth in this Section 8.3 shall be allocated first to Members who would not have an Adjusted Capital Account Deficit *pro rata* in proportion to their Capital Account balances, adjusted as provided in clauses (a) and (b) of the definition of Adjusted Capital Account Deficit until no Member would be entitled to any further allocation, and thereafter, to all Members *pro rata* in proportion to the Interests held by such Members.

8.4 Specially Allocated Items

8.4.1 Notwithstanding anything to the contrary contained in this Article VIII, if there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, special allocations shall be made in respect of any minimum gain chargeback as required by Section 1.704-2 of the Regulations, and any qualified income offset as required by Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations. In addition, in the event that any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (a) the amount, if any, that such Member is obligated to restore pursuant to this Agreement, and (b) the amount such Member is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; *provided*, *however*, that such an allocation shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VIII have been tentatively made as if this sentence were not in this Agreement. Nonrecourse Deductions shall be allocated to the Members *pro rata* in proportion to their Capital Contributions. Member Nonrecourse Debt shall be allocated to the Member(s) who bear the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(j) of the Regulations. In accordance with Section 1.752-3(a)(3) of the Regulations, each Member's share of Nonrecourse Liabilities, if any, of the Company shall be allocated to the Members *pro rata* in proportion to their Capital Contributions. The amounts of any Company income, gain, loss or deduction available to be specially allocated pursuant to this Section 8.4 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (e) of the definition of Net Income and Net Loss.

8.4.2 Notwithstanding anything to the contrary in this Article VIII, if a Manager compulsorily redeems or distributes all or a portion of a Member's Capital Account balance from the Company, the Manager in its sole discretion may make a special allocation to the such Member for federal income tax purposes of items of income, gain, loss or deduction recognized by the Company in such a manner as will reduce the disparity between such Member's book capital account as maintained under this Article VIII and Code Section 704(b), and the Member's tax capital account.

8.5 Transfer of Interests

In the event of a transfer of all or part of an Interest (in accordance with the provisions of this Agreement) or the admission of an Additional Member (in accordance with the provisions of this Agreement), the Company's taxable year shall close with respect to the transferring Member, and, if the Manager so determines, such Member's distributive share of all items of profits, losses and any other items of income, gain, loss or deduction shall be determined using the interim closing of the books method under Code Section 706 and Regulations Section 1.706-1(c)(2)(i). Except as otherwise provided in this Section 8.5, in all other cases in which it is necessary to determine the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder. If all or a portion of a Member's Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred Interest.

8.6 Tax Allocations

8.6.1 Sections 704(b) and 704(c) Allocations

Each item of income, gain, loss, deduction or credit for Federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 8.4 (a "***Book Item***") shall be allocated among the Members in the same proportion as the corresponding Book Item; provided, however, that in the case of any Company asset the Gross Asset Value of which differs from its adjusted tax basis for Federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for Federal income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (using the traditional method or remedial method, unless otherwise unanimously agreed by the Members) so as to take account of the difference between the Gross Asset Value and the adjusted tax basis of such asset.

8.6.2 Credits

All tax credits shall be allocated among the Members as determined by the Manager in its reasonable discretion, consistent with applicable law.

8.6.3 Capital Accounts

The tax allocations made pursuant to this Section 8.6 shall be solely for tax purposes and shall not affect any Member's Capital Account or share of non-tax allocations or distributions under this Agreement.

8.7 Company Distributions

8.7.1 The Company shall first use available assets to pay outstanding debts and obligations, if any, of the Company. Then, subject to Section 8.9, the Company may make distributions at such times and intervals as the Manager shall determine, in its sole discretion, to the Members in accordance with Section 8.7.2.

8.7.2 Assets of the Company be distributed to the applicable Members who have made a Capital Contribution equal to their accepted Capital Contribution, pro rata in accordance with their Interest.

8.7.3 The Manager is authorized to withhold from any distribution, or with respect to allocations, and to pay over to any applicable federal, state or local government, any amounts required to be withheld pursuant to applicable law and shall allocate such amounts to those Members with respect to which such amounts were withheld.

8.7.4 Distributions will be comprised of (i) cash or other securities; and (ii) Digital Assets and agreements for future Digital Assets, if applicable. Interim distributions will be made at such times as the Manager or Manager determines in its sole discretion. No Member shall be able to demand or receive assets other than cash, except in the Manager's discretion. Notwithstanding the foregoing, no distribution of securities shall be made to any Member to the extent such Member would be prohibited by applicable law from holding such securities. Unless otherwise agreed to by the Manager or Manager, as applicable, distributions to a Member will be made to its respective brokerage account or wallet; provided that any cash distributions may, in the sole discretion of the Manager or Manager, be made, in whole or in part, to the account from which the Member paid its Capital Contribution or to a Member's alternative account of which it informed the Manager or Manager by way of timely written notice.

8.8 No Creditor Status

A Member shall not have the status of, and is not entitled to the remedies available to, a creditor of the Company with regard to distributions that such Member becomes entitled to receive pursuant to this Agreement.

8.9 Limitations on Distribution

Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member Interests if such distribution would violate the Act or other applicable law. Furthermore, the Manager or Manager may in its sole discretion refuse to accept any distribution (including dividend, interest payment or other amount) if such distribution is of a de minimis amount.

ARTICLE IX

LIMITATIONS ON TRANSFERS AND WITHDRAWALS

9.1 Transfers of Member Interests

9.1.1 General

No assignment, pledge, mortgage, hypothecation, gift, sale or other disposition or encumbrance (each, a "*Transfer*") of a Member's Interest in the Company in whole or in part, shall be made other than pursuant to this Section 9.1.To the fullest extent permitted by law, any attempted Transfer of all or any part of a Member's Interest in the Company without compliance with this Agreement shall be void. Each Transfer (a) shall be subject to all of the terms, conditions, restrictions and obligations set forth in this Agreement and (b) shall be evidenced by a written agreement in form and substance satisfactory to the Company. The restrictions on Transfer of this Article IX shall continue to apply unless and until the Manager has registered Interests for resale under the Securities Act and has them listed or quoted for trading.

9.1.2 Consent

The prior written consent of the Manager, which may be granted or withheld in its sole discretion, shall be required for any Transfer of all or part of a Member's Interest in the Company (including a Transfer of solely an economic interest in the Company).

9.1.3 No Public Trading in Company Interests

The Manager shall not cause or permit any offering of Interests in the Company to be registered under the Securities Act or to become "traded on an established securities market as a result," and shall withhold its consent to any Transfer of an Interest in the Company that, to its knowledge after reasonable inquiry, otherwise would be accomplished by a trade on a "secondary market (or the substantial equivalent)," in each case within the meaning of Sections 7704 or 469(k) of the Code and the applicable Treasury Regulations, unless and until the Manager has registered Interests and for resale under the Securities Act and has them listed or quoted for trading.

9.1.4 No Recognition of Certain Transfers

No Transfer of any "partnership interest" (as defined in Treasury Regulation Section 1.7704-1(a)(2)) in the Company, in whole or in part, or derivative interest therein shall be permitted or "recognized" (within the meaning of Treasury Regulation Section 1.7704-1(d)) by the Company unless either (a) the Manager determines that either such Transfer or the Company (immediately after such Transfer) will qualify for a safe harbor set forth in the Treasury Regulations under Section 7704 of the Code or (b) the Manager otherwise determine, after consulting with the Company's tax advisors, that such Transfer will not cause the Company to be subject to United States federal income tax at the entity level under Section 7704 of the Code unless and until the Manager has registered Interests and for resale under the Securities Act and has them listed or quoted for trading.

9.1.5 Required Representations by Parties

(a) The transferor and transferee shall provide to the Company, in connection with any proposed Transfer, written representations to the effect that:

i. The proposed Transfer will not be effected on or through (x) a United States national, regional or local securities exchange, (y) a foreign securities exchange or (z) an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers (including, without limitation, the Nasdaq Global Market);

ii. Such Person is not, and its proposed Transfer or acquisition (as the case may be) will not be made by, through or on behalf of (x) a Person, such as a broker or a dealer, making a market in Interests in the Company, or (y) a Person who makes available to the public bid or offer quotes with respect to Interests in the Company;

iii. The transferor and transferee(s) shall provide such additional written representations as the Company reasonably may request; and

iv. The Manager, the Company and counsel to the Company shall be permitted to rely upon any representations made by the transferor and transferee(s) pursuant to Sections 9.1.5(a) or otherwise, and on written representations from other Members made prior to or contemporaneously with such proposed Transfer. The Company, in its sole discretion, may waive its right to obtain any representations otherwise required by this Section 9.1.5.

(b) No Transfer shall be permitted, and the Manager shall withhold its consent with respect thereto, if such Transfer would:

i. Result in the Company having more than 2,000 beneficial owners or more than 500 beneficial owners that are not accredited investors as defined in Rule 501 of the Securities Act.

ii. Result in a Member holding more than 99.8% of Interest;

iii. Result in the Company's assets becoming "plan assets" (within the meaning of ERISA) of any Member;

iv. Result in a violation by the Company of the registration requirements of the Securities Act;

v. Require the Company to register as an investment company under the Investment Company Act of 1940, as amended;

vi. Result in the Company being classified for Federal income tax purposes as an association taxable as a corporation; or

vii. Result in the Company being subject to Federal income tax at the entity level under Section 7704 of the Code.

9.1.6 Opinion of Counsel

Any Transfer otherwise permitted hereunder may be conditioned upon the receipt by the Company of a written opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Manager, in form and substance satisfactory to the Manager, as to compliance with Section 9.1.6 and such other legal matters as the Manager reasonably may request.

9.1.7 Reimbursement of Transfer Expenses

The transferor of any Interest in the Company hereby agrees to reimburse the Company, at the request of the Company, for any expenses reasonably incurred by the Company in connection with such Transfer, including the costs of seeking and obtaining the legal opinion required by Section 9.1.6 and any other legal, accounting and miscellaneous expenses ("***Transfer Expenses***"), whether or not such Transfer is consummated. At its election, and in any event if the transferor has not reimbursed the Company for any Transfer Expenses incurred by the Company in preparing for or consummating a proposed or completed Transfer within fifteen (15) days after the Company has delivered to such transferor written demand for payment, the Company may seek reimbursement from the transferee of such Interest. If the transferee does not reimburse the Company for such Transfer Expenses within a reasonable time, the Company may withhold such amount from distributions that would otherwise be made to the transferor or transferee (with such amount being treated for other purposes of this Agreement as having been distributed to such Person) or charge the transferee's Capital Account with such Transfer Expenses.

9.2 Admission of Substituted Members

9.2.1 General

Any transferee of an Interest in the Company transferred in accordance with the provisions of this Article IX shall be admitted as a substituted Member only with the consent or approval required for such Transfer in accordance with Section 9.1 (it being acknowledged that consent or approval to substitution pursuant to this Section 9.2 is separate and in addition to consent or approval for the Transfer pursuant to Section 9.1), which consent to substitution may be withheld for any reason or for no reason.

9.2.2 Effect of Admission

The transferee of an Interest in the Company transferred pursuant to this Article IX that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member (to the extent of the Interest transferred), including, without limitation, any obligation to return distributions pursuant to this Agreement and, after the effective date of such admission, the Capital Contributions and Capital Account of the transferor shall become the Capital Contributions and Capital Account, respectively, of the transferee, to the extent of the Interest transferred. If a transferee of an Interest is not admitted to the Company as a substituted Member, (a) such transferee shall have no right to participate with the Members in any votes taken or consents granted or withheld by the Members hereunder, and (b) the transferor shall remain liable to the Company for all contributions and other amounts payable with respect to the transferred Interest to the same extent as if no Transfer had occurred.

9.2.3 Non-Compliant Transfer

If a Transfer has been proposed or attempted but has not satisfied the requirements of this Article IX, the Company shall not admit the purported transferee as a substituted Member but, to the contrary, shall use its reasonable efforts to ensure that the Company (a) continues to treat the transferor as the sole owner of the Interest in the Company purportedly transferred, (b) makes no distributions to the purported transferee and (c) does not furnish to the purported transferee any tax or financial information regarding the Company. The Company shall also use its reasonable efforts to ensure that the Company does not otherwise treat the purported transferee as an owner of any Interest in the Company (either legal or equitable), unless required by law to do so. The Company shall be entitled to seek injunctive relief, at the expense of the purported transferor, to prevent any such purported Transfer.

9.2.4 Multiple Ownership

In the event of any Transfer which shall result in multiple ownership of any Member's Interest in the Company, the Company may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest transferred for purposes of (a) receiving all notices which may be given, and all payments which may be made, under this Agreement and (b) exercising all rights which the transferor as a Member has pursuant to the provisions of this Agreement.

9.2.5 No Withdrawal Rights; Compulsory Redemption

Except as otherwise provided herein, no Member, in its capacity as such, shall have the right or power to: (a) withdraw, redeem or reduce its Capital Contributions and other obligations of such Member to the Company, (b) to the fullest extent permitted by law, cause the dissolution and winding up of the Company or (c) demand or receive assets in return for its Capital Contributions. The Manager may at any time require that a Member redeem all or a portion of its Capital Account for any reason in its sole and absolute discretion.

ARTICLE X

DISSOLUTION, TERMINATION AND LIQUIDATION

10.1 Dissolution of the Company

The Company shall be dissolved, and its affairs wound up upon the happening of any of the following events:

10.1.1 the determination of the Manager in its sole discretion to dissolve the Company; or

10.1.2 a judicial determination under Section 3998 of the Act.

Dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until the assets of the Company have been distributed as provided in Section 10.3. To the fullest extent permitted by law, the dissolution, death, bankruptcy, insolvency, incompetence, disability, withdrawal, substitution or admission of any Member, or any other similar event involving the existence, status or organization of a Member, shall not, in and of itself, cause the dissolution of the Company.

10.3 Liquidation of the Company

10.3.1 Upon dissolution of the Company, the Manager or the Liquidating Trustee, as the case may be, shall wind up the affairs of the Company and proceed within a reasonable period of time to sell or otherwise liquidate the assets of the Company and, after paying or making provision by the setting up of reasonable reserves for all liabilities to creditors of the Company, to distribute the assets among the Members in accordance with Section 10.3.2.

10.3.2 The assets of the Company or the proceeds from liquidation of the Company shall be paid or distributed in the following manner:

(a) first, (i) Permissible Liquidation Expenses, and (ii) the liabilities and debts of the Company, other than liabilities for distributions to Members (whether by payment or the making of reasonable provision for payment thereof); and

(b) then, to all Members in the order of priority set forth in Section 8.7.2.

10.3.3 In any such liquidation, the Company may distribute (after payment, or the making of reasonable provision for payment, of the Company's obligations) the assets of the Company in cash, in kind and generally representative of the Company's portfolio as a whole, or any combination thereof as the Manager or the Liquidating Trustee, as the case may be, shall determine in accordance with the Act; *provided, however,* that no distribution of securities, property or other assets shall be made to any Member to the extent such Member would be prohibited by applicable law from holding such securities, property or other assets (it being understood and agreed that under such circumstances, a non-ratable distribution may be made). The Manager or the Liquidating Trustee, as the case may be, may, in its discretion and in accordance with the Act, establish a liquidating trust (or similar special purpose vehicle) to receive a liquidating distribution or allocation of securities and other assets in kind, in which case (i) liquidating distributions to each Member attributable to such securities or assets will be delayed until such time as such securities or other assets are liquidated, and (ii) the amount otherwise due such Member will be increased or decreased to reflect the performance of such securities or other assets through the date on which the liquidation of such securities or other asset is effected.

10.3.4 The expense of liquidating the Company (including, without limitation, legal and accounting expenses incurred in connection therewith and the cost of the Liquidating Trustee, if any) shall be borne by the Company only to the extent permitted under the terms of this Agreement. Such expenses are referred to herein as "***Permissible Company Liquidation Expenses***". The Manager or the Liquidating Trustee, in its sole discretion, may establish reserves for contingent Permissible Company Liquidation Expenses.

10.3.5 When the liquidation has been completed in accordance with the foregoing liquidation plan, the Manager or the Liquidating Trustee, as the case may be, shall enter on its books and records on behalf of all Members evidence of the cancellation of the Company (or the equivalent thereof).

10.3.6 Any Liquidating Trustee winding up the Company's affairs who has complied with this Section 10.3 shall not be personally liable to the claimants of the dissolved Company by reason of such Liquidating Trustee's good faith actions in winding up the Company.

10.5 General

To the fullest extent permitted by law, the Liquidating Trustee, the Manager and the other Members shall not be personally liable for the return of the Capital Contributions of any Member.

10.6 Member Obligations

No Member shall be obligated to restore to the Company any amount with respect to a negative Capital Account; *provided*, *however*, that this provision shall not affect the obligations of Members to make any payments to the Company that are required under this Agreement or applicable law.

10.7 Withholding of Taxes

10.7.1 General

If the Company incurs an obligation to pay directly any amount in respect of taxes with respect to amounts allocated or distributed to one or more Members, including but not limited to withholding taxes imposed on any Member's or former Member's share of the Company gross or net income and gains (or items thereof), income taxes, and any interest, penalties or additions to tax (other than any penalties or additions to tax incurred as a result of the Manager' gross negligence or willful misconduct) ("***Tax Liability***"), or if the amount of a payment or distribution of cash or other assets to the Company is reduced as a result of withholding by other parties in satisfaction of any such Tax Liability that is primarily attributable to the status or identity of a Member or Members (as opposed to the Company):

(a) All payments by the Company in satisfaction of such Tax Liability and all reductions in the amount of a payment or distribution that the Company otherwise would have received shall be treated, pursuant to this Section 10.7, as distributed to those Members or former Members to which the related Tax Liability is attributable; *provided* that the Manager shall give the Members prompt notice of any amounts in respect of a Tax

Liability withheld by a third party on payments to the Company or required to be withheld by the Company on allocations or distributions to the Members;

(b) Notwithstanding any other provision of this Agreement, subsequent distributions to the Members shall be adjusted by the Manager in an equitable manner so that the burden of taxes withheld at the source or paid by the Company is borne by those Members to which such Tax Liabilities are attributable; and

(c) The Manager in its sole discretion may cause any amount treated pursuant to this Section 10.7.1 as distributed to any Member or former Member at any time that exceeds the amount, if any, of distributions to which such Person is then entitled under this Agreement to be treated as a loan to such Person, and the Company shall give prompt written notice to such Person of the amount of such loan. Amounts paid pursuant to such loan shall not be treated as Capital Contributions.

10.7.2 Tax Liability

The Manager, after consulting with the Company's accountants or the other tax advisers, shall determine the amount, if any, of any Tax Liability attributable to any Member. For this purpose, the Company shall be entitled to treat any Member as ineligible for an exemption from or reduction in rate of such Tax Liability (whether under a tax treaty or otherwise) except to the extent that such Member provides the Company with such reasonable written evidence as the Company or the relevant tax authorities may require to establish such Member's entitlement to such exemption or reduction.

10.8 Certain Distributions Prohibited

Anything in this Agreement to the contrary notwithstanding, no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Act.

ARTICLE XI

EXCULPATION AND INDEMNIFICATION

11.1 Exculpation

11.1.1 General

No Covered Person shall be liable to the Company or any Member, in its capacity as such, for any loss suffered by the Company or any Member which arises out of any act or omission of such Covered Person unless a court of competent jurisdiction (or other similar tribunal) has issued a final decision, judgment or order that (i) such Covered Person was grossly negligent or engaged in fraud or willful misconduct or (ii) any act or omission which was taken by such Covered Person in bad faith. For purposes of this Section, "*Covered Person*" shall mean the Manager, the Liquidating Trustee, the Partnership Representative, each officer of the Company and each partner, member, officer, trustee, employee, or agent of any of the foregoing. To the extent that the provisions of this Agreement restrict or eliminate the duties (including fiduciary duties) and liabilities of a Covered Person to the Company or any Member otherwise existing at law or in equity or otherwise, such provisions are agreed by the Members to replace such other duties and liabilities of such Covered Person. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver of any of a Member's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

11.1.2 Activities of Others

No Covered Person shall be liable to the Company or any Member, in its capacity as such, for the negligence, whether of action or omission, dishonesty or bad faith of any broker or other agent of the Company selected and retained in good faith by the Company or by any Covered Person.

11.1.3 Advice of Experts

No Covered Person shall be liable to the Company or any Member, in its capacity as such, with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice of legal counsel (as to matters of law), or of accountants (as to matters of accounting), or of investment bankers, accounting firms, or other appraisers (as to matters of valuation); *provided* that any of the foregoing are selected and retained by the Company or such Member in good faith.

11.2 Indemnification of Covered Persons

11.2.1 General

To the fullest extent permitted by law, each Covered Person shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including attorneys' fees), judgment and/or liability (collectively, "*Damages*") incurred by or imposed upon the Covered Person in connection with any action, suit, proceeding or investigation (including any proceeding or investigation before any administrative or legislative body or agency), to which the Covered Person may be made a party or otherwise involved or with which the Covered Person shall be threatened, in respect of or arising from the Covered Person's being or holding, at the time the cause of action arose or thereafter, a Member, an Affiliate of a Member, a liquidator, any position or status in respect of which such Covered Person is a Covered Person, or by reason of actions or omissions taken or omitted in any such capacity.

11.2.2 Effect of Judgment

A Covered Person shall not be indemnified with respect to any act or omission with respect to which a court of competent jurisdiction (or other similar tribunal) has issued a final decision, judgment or order that such Covered Person was grossly negligent or engaged in fraud or willful misconduct or any act or omission which was taken by such Covered Person in bad faith.

11.2.3 Effect of Settlement

In the event of settlement of any action, suit, proceeding or investigation brought or threatened, such indemnification shall apply to all matters covered by such settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Covered Person seeking indemnification, in the opinion of counsel, was grossly negligent, engaged in fraud or willful misconduct or that any act or omission which was taken by such Covered Person was taken in bad faith.

11.2.4 Advance Payment of Expenses

The Company, at the election of the Manager, may pay the expenses incurred by a Covered Person in connection with any such action, suit, proceeding or investigation, or in connection with claims arising in connection with any potential or threatened action, suit, proceeding or investigation, in advance of the final disposition of such action, suit, proceeding or investigation, upon (a) receipt of an enforceable undertaking by such Covered Person to repay such payment if the Covered Person shall be determined to be not entitled to indemnification for such expenses pursuant to this Article XI and (b) satisfaction of such other conditions as the Manager determine to be appropriate. The Manager shall condition indemnification payments by the Company to a Covered Person pursuant to this Section 11.2 that relate to Damages for which the Manager reasonably believe that such Covered Person may receive indemnification payments from a third party upon receipt of an enforceable undertaking by such Covered Person to repay such payment to the Company if, and to the extent that, such Covered Person receives indemnification payments from a third party for the same Damages.

11.2.5 Insurance

At its election, the Manager may cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of any Covered Person or potential Covered Person against any liability incurred in any capacity which results in such Person being a Covered Person, whether or not the Company has the power to indemnify such Person against such liability.

11.2.6 Successors

The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Covered Person.

11.2.7 Rights to Indemnification from Other Sources

The rights to indemnification and advancement of expenses conferred in this Section 11.2 shall not be exclusive of any rights to which any Covered Person may otherwise be entitled or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement. The indemnification obligation of the Company to a Covered Person with respect to any Damages shall be reduced by any indemnification payments actually received by such Covered Person from a third party with respect to the same Damages. Solely for purposes of clarification, and without expanding the scope of indemnification pursuant to this Section 11.2, the Members intend that, to the maximum extent permitted by law, as between (a) the Company and (b) any other Person, this Section 11.2 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with any applicable third party having primary liability, the Company having only secondary liability and any other Person that has agreed to indemnify a Covered Person for the same Damages having only tertiary (or subsequent) liability. The possibility that a Covered Person may receive indemnification payments from a third party shall not restrict the Company from making payments under this Section 11.2 to a Covered Person that is otherwise eligible for such payments, but such payments by the Company are not intended to relieve any third party from any liability that it would otherwise have to make indemnification payments to such Covered Person and, if a Covered Person that has received indemnification payments from the Company actually receives duplicative indemnification payments from a third party for the same Damages, such Covered Person shall repay the Company to the extent of such duplicative payments. If, notwithstanding the intention of this Section 11.2, a third party's obligation to make indemnification payments to a Covered Person is relieved or reduced under applicable law as a result of payments made by the Company pursuant to this Section 11.2, or if otherwise necessary to effect the intention of the Members in this Section 11.2.7, the Company shall have, to the maximum extent permitted by law, a right of subrogation against (or contribution from) such third party for amounts paid by the Company to a Covered Person that relieved or reduced the obligation of such third party to such Covered Person. Indemnification payments (if any) made to a Covered Person by a Person with tertiary (or subsequent) indemnification liability pursuant to the priority rules in this Section 11.2.7 in respect of Damages for which (and to the extent) such Covered Person is otherwise eligible for payments from the Company under this Section 11.2 shall not relieve the Company from its obligation to such Covered Person for such payments (it being the intention in such case that such Person would be reimbursed by such Covered Person or directly by the Company with payments made by the Company under this Section 11.2). As used in this Section 11.2, "indemnification" payments made or to be made by a third party shall be deemed to include (i) advancement of expenses in connection with indemnification obligations, (ii) payments made or to be made by any successor to the indemnification obligations of such third party and (iii) equivalent payments made or to be made by or on behalf of such third party (or such successor) pursuant to an insurance policy or similar arrangement.

11.3 Limitation by Law

If any Covered Person or the Company itself is subject to any federal or state law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, the exoneration provisions set forth in Section 11.1 and the indemnification provisions set forth in Section 11.2 shall be deemed to be amended, automatically and without further action by the Members or any other Person, to the minimum extent necessary to conform to such restrictions.

ARTICLE XII

AMENDMENTS

12.1 Amendments; Limitations

This Agreement and each are subject to amendment only with the written consent of the Manager; *provided, however,* that no amendment to this Agreement may:

12.1.1 Modify the limited liability of a Member; modify the indemnification and exculpation rights of the Covered Persons, as applicable; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, in each case, without the consent of each such affected Member or Covered Person, as the case may be;

12.1.2 Alter the interest of any Member in income, gains and losses or amend any portion of Article VII without the consent of each Member adversely affected by such amendment; *provided, however,* that the admission of additional Members in accordance with the terms of this Agreement shall not constitute such an alteration or amendment;

12.1.3 Amend any provisions of this Agreement, as applicable, that require the consent, action or approval of Members without the consent of such Members; or

12.1.4 Amend this Section 12.1.

Notwithstanding the above, the Company's, the Manager's or the Manager's noncompliance with any provision hereof in any single transaction or event may be waived in writing by a majority in Interest of the affected Members. No waiver shall be deemed a waiver of any subsequent event of noncompliance.

12.2 Amendment Without Consent

Notwithstanding the limitations of Section 12.1, and in accordance with the Act, this Agreement may be amended from time to time by the Manager without the consent of any of the Members including, without limitation, (i) to add to the representations, duties or obligations of the Manager or surrender any right or power granted to the Manager herein; (ii) to cure any ambiguity or correct or supplement any provisions herein which may be inconsistent with any other provision herein, or correct any printing, stenographic or clerical errors or omissions; (iii) to admit one or more additional Members or one or more Substituted Members, or withdraw one or more Members, in accordance with the terms of this Agreement; (iv) to make such adjustments or amendments to the terms of this Agreement as may be required to effect the terms of Article VIII; and (v) to effect any amendment, modification or change that is not adverse to the Members and does not result in non-uniform treatment of the Members (as reasonably determined by the Manager in good faith); provided, however, that no amendment shall be adopted pursuant to this Section 12.2 unless such amendment would not alter, or result in the alteration of, the limited liability of the Members or the status of the Company as a "partnership" for federal income tax purposes.

12.3 Regulatory Amendments

Notwithstanding the other provisions of this Article XII, the Manager, without the consent of any other Member or Person, may amend any provisions of this Agreement with respect to allocation of Net Income, Net Loss, items thereof, and tax items if so required by a taxing authority.

12.3.1 Notice of Amendments

The Company shall furnish copies of any amendments to this Agreement.

12.3.2 Corrective Amendments

The Manager, without the consent of any other Member or Person, may additionally amend any provisions of this Agreement (a) to cure any ambiguity or correct or supplement any provision herein which may be inconsistent with any other provision herein or to correct any printing, stenographic or clerical errors or omissions in order that this Agreement shall accurately reflect the agreement among the Members; and (b) to make such changes as the Manager in good faith deem necessary to comply with any requirements applicable to the Company or its Affiliates under applicable law.

ARTICLE XIII

ADMINISTRATIVE PROVISIONS

13.1 Accounts and Records

At all times through and until the fourth anniversary of the complete liquidation of the Company, the Manager shall cause to be kept proper and complete books of account, which shall fully and accurately reflect the activities and transactions of the Company. Such books of account shall be kept on the accrual method of accounting. The Company shall also maintain: (a) an executed copy of this Agreement (and any amendments hereto); (b) the Certificate of Formation (and any amendments thereto); (c) executed copies of any powers of attorney pursuant to which any document described in clause (a) or (b) has been executed by the Company; (d) a current list of the full name and last known address of each Member; (e) copies of all tax returns filed by the Company for each of the prior three years; and (f) all financial statements of the Company for each of the prior three years. These books and records shall at all times be maintained at the principal address of the Company.

13.2 Financial Reports

13.2.1 Notice of Reports

The Company shall transmit to each Member such financial, performance and other reports (and on such frequency) as may be determined by the Manager in its sole discretion.

13.2.2 Annual Tax Information

If required by the Code, the Company shall transmit to each Member, as soon as reasonably practicable after the close of each Fiscal Year (although the Company shall use reasonable efforts to do so within 120 days after the close of such Fiscal Year), such Member's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Member's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements, provided that the Company can obtain such additional information without unreasonable effort or expense.

13.3 Valuation

13.3.1 Valuation by Manager

Whenever valuation of Company assets or net assets is required by this Agreement, the Manager shall determine the "*Fair Market Value*" thereof in good faith in accordance with this Section 13.4 and its valuation policies then in effect.

13.3.2 Other Assets

The Manager' determination of the Fair Market Value of all other assets of the Company shall be based upon factors that the Manager deem to be relevant to such determination, which may include, without limitation: the current financial position and current and historical operating results of the issuer; sales prices of recent public or private transactions in the same or similar securities, including transactions on any securities exchange on which such securities are listed or in the over-the-counter market; general level of interest rates; recent trading volume of the security; restrictions on transfer, including the Company's right, if any, to require registration of its securities by the issuer under the securities laws; significant recent events affecting the assets.

13.3.3 Goodwill and Intangible Assets

In determining the Fair Market Value of the assets of the Company, no allowance of any kind shall be made for goodwill or the name of the Company, the Company's office records, files and statistical data or any intangible assets of the Company in the nature of or similar to goodwill. The Company's name and the Company's goodwill shall, as among the Members, be deemed to have no value, and no Member shall have any right or claim individually to the use thereof solely as a result of this Agreement.

13.4 Notices

Except where otherwise specifically provided in this Agreement, all notices, requests, consents, approvals and statements (collectively, "*Notices*") shall be in writing and, if properly addressed to the recipient, shall be deemed given if (a) delivered personally to the recipient or sent by Electronic Transmission; (b) mailed by first class mail (or if sent from outside the United States, by airmail), postage prepaid; (c) sent by Electronic Transmission; or (d) delivered by a reputable overnight courier service. Notices shall be deemed to be properly addressed, if to the Company, if addressed to the principal address of the Company set forth in Section 2.3, or if to any Member, if addressed to its address as set forth in the books and records of the Company, or to such other address or addresses as the addressee previously may have specified by written notice given in the manner specified in this Section 13.5 to the Company, in the case of the Members, or to the Members, in the case of the Company. Notices shall be deemed received one Business Days after they are given, except that Notices sent by mail shall be deemed received three Business Days after they are mailed. Each Member hereby consents to receive Notices by Electronic Transmission at the electronic mail address set forth in Schedule A.

13.5 Accounting Provisions

13.5.1 Fiscal Year

The fiscal year of the Company ("***Fiscal Year***") shall be the calendar year or, if the Company is required to use a different year as its taxable year for U.S. federal income tax purposes, such other year.

13.5.2 Independent Accountants

When their services are required, the Company's independent public accountants shall at all times be a reputable independent public accounting firm selected by the Manager in its sole discretion. The Manager may change the Company's accountants from time to time.

13.6 Tax Provisions

13.6.1 Classification as Company

The Company (a) shall not elect: (i) to be excluded from the provisions of Subchapter K of Chapter 1 of the Code, (ii) to be treated as a corporation for United States federal income tax purposes, or (iii) to be treated as an "electing large partnership" as defined in Section 775 of the Code; (b) shall make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for United States federal income tax purposes; (c) shall file any required tax returns in a manner consistent with its treatment as a partnership for United States federal income tax purposes; and (d) shall not take any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

13.6.2 Publicly Traded Partnerships

To avoid classification as a "publicly traded partnership" for U.S. federal income tax purposes, the Company shall not (i) participate in the establishment of a securities market for the Interests within the meaning of Regulations Section 1.7704-1(b), (ii) allow the Interests to be tradable on a secondary market or the substantial equivalent thereof) within the meaning of Regulations Section 1.7704-1(c), or (iii) recognize any Transfer made on any market by (A) redeeming the transferor Member (in the case of a redemption or repurchase by the Company) or (B) admitting the transferee as a Member or otherwise recognizing any rights of such transferee, such as a right of the transferee to receive Company distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Company, unless and until the Manager has registered Interests for resale under the Securities Act and has them listed or quoted for trading.

13.6.3 Partnership Representative; Member Tax Information

The "Tax Matters Partner," as defined in Section 6231 of the Code, of the Company for taxable years of the Company beginning prior to 2018 and the "Partnership Representative" (as that term is defined in Section 6223(a) of the Code as amended by the Bipartisan Budget Act of 2015) for all taxable years beginning after 2017 shall be designated by the Manager. The Manager may designate a different Member as the Partnership Representative from time to time; *provided* that no Member shall become the Partnership Representative without its consent to such designation. As the Partnership Representative, the Manager shall have sole discretion to make or refrain from making any election or otherwise act on behalf of the Company in any audit proceeding involving the Company. Each Member expressly consents to such designation and agrees that, upon the request of the Manager, it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to effect such consent. Each Member agrees not to treat, without the prior consent of the Manager, on its U.S. federal income tax return or in any claim for a refund, any income, gain, loss deduction or credit in a manner inconsistent with the treatment of such item by the Company. The Partnership Representative (or Partnership Representative) shall represent the Company (at the Company's expense) in connection with all administrative and/or judicial proceedings by the U.S. Internal Revenue Service or any U.S. taxing authority involving any U.S. tax return of the Company and may expend the Company's funds for professional services and costs associated therewith. Each Member (or former Member) agrees to indemnify the Company for any taxes (and related interest, penalties or other charges or expenses) payable by the Company and attributable to such Member's (or former Member's) interest in the Company, as reasonably determined by the Manager. The foregoing obligation shall survive the withdrawal of any Member and/or the dissolution and liquidation of the Company. To the extent permitted under applicable law, each of the Partnership Representative and the Partnership Representative shall be entitled to indemnification from the Company for any act performed by it within the scope of its duties as Partnership Representative (or Partnership Representative) except to the extent such act constitutes gross negligence or willful misconduct.

13.6.4 Tax Elections

Subject to Sections 13.7.1 and 13.7.2, the Manager may cause the Company to make any tax election provided under the Code, or any provision of state, local or foreign tax law, including an election under Section 754 of the Code and, if the Company so qualifies, an election to have the Company treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an "electing investment partnership" or makes an election under Section 754 of the Code, the Members shall cooperate with the Company to comply with the applicable provisions of the Code and Regulations in connection therewith and shall not take any action that would be inconsistent with any such election.

13.6.5 Tax Returns

The Manager shall prepare or cause to be prepared all U.S. federal, state local and foreign tax returns of the Company for every taxable period for which such tax returns are required to be filed.

13.6.6 Section 1045 Rollovers

Each Member agrees that (a) with respect to its Interest in the Company, it will not require the Company to elect, and the Company shall not be required to elect, the application of Section 1045 of the Code (dealing with rollovers of gains realized on the disposition of "qualified small business stock" as defined in Section 1202 of the Code) or any similar provisions of any state income tax law; and (b) without the prior written consent of the Manager, such Member will not make any election referred to in the preceding clause if such election would impose on the Company any obligation (including, but not limited to, any obligation to furnish information, maintain records or file returns or other documents); and (c) the Company shall not be required to comply with any tax reporting or accounting requirements (including, but not limited to, those relating to the adjustment of the tax basis of any asset of the Company or the Interest in the Company of any Member) that may be imposed under Section 1045 of the Code, and shall not be required to provide any information necessary to enable such Member to comply with or elect the application of Section 1045 of the Code, in each case with respect to rollovers of qualified small business stock by the Company or by or on behalf of any Member.

13.7 ERISA Compliance

The Company shall use its reasonable efforts to conduct its affairs so that it will at no time be deemed to hold "plan assets" of any Member subject to ERISA for purposes of ERISA. Specifically, the Company shall use reasonable efforts to ensure that, within the meaning of the "plan assets regulation", either (a) participation in the Company by "benefit plan investors" is not "significant" at any time, or (b) the Company qualifies as a "venture capital operating company".

ARTICLE XIV

MISCELLANEOUS

14.1 Power of Attorney

14.1.1 Each Member, by its execution of this Agreement, hereby irrevocably makes, constitutes and appoints the Manager and the Liquidating Trustee, if any, in such capacity as Liquidating Trustee for so long as it acts as such (each is hereinafter referred to as the "*Attorney*"), as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) this Agreement and any amendment to this Agreement that has been adopted as herein provided; (ii) the original Certificate of Formation and all amendments thereto required or permitted by law or the provisions of this Agreement; (iii) all instruments or documents required to effect a transfer of Interest; (v) all certificates and other instruments deemed advisable by the Manager, the Manager or the Liquidating Trustee, if any, to carry out the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a limited liability company wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (vi) all instruments that the Manager, the Manager or the Liquidating Trustee, if any, deems appropriate to reflect a change, modification or termination of this Agreement or the Company in accordance with this Agreement including, without limitation, the admission of additional Members or Substituted Members pursuant to the provisions of this Agreement, as applicable; (vii) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; (viii) all conveyances and other instruments or papers deemed advisable by the Manager or the Liquidating Trustee, if any, including, without limitation, those to effect the terms of Section 8.7 and the dissolution and termination of the Company (including a Certificate of Cancellation or to effect the terms of Section 10.3.2); and (ix) all other instruments or papers that may be required or permitted by law to be filed on behalf of the Company.

14.1.2 The foregoing power of attorney:

(a) is coupled with an Interest, shall be irrevocable and shall survive and shall not be affected by the subsequent death, disability or Incapacity of any Member or any subsequent power of attorney executed by a Member;

(b) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them; and

(c) shall survive the delivery of an assignment by a Member of all or any portion of its Interest; except that, where the assignee of all of such Member's Interest has been approved by the Manager or Manager for admission to the Company, as a Substituted Member, the power of attorney of the assignor shall survive the delivery of such assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect such substitution.

14.1.3 Each Member shall execute and deliver to the Manager within five (5) Business Days after receipt of the Manager's request therefor such further designations, powers-of-attorney and other instruments as the Manager reasonably deems necessary to carry out the terms of this Agreement.

14.2 Execution of Additional Documents

Each Member hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by laws of the various jurisdictions in which the Company conducts its activities, to conform with the laws of such jurisdictions governing limited liability companies.

14.3 Binding on Successors

This Agreement shall be binding upon and shall inure to the benefit of the respective heirs, successors, permitted assigns and legal representatives of the parties hereto.

14.4 Governing Law; Submission to Jurisdiction and Venue

This agreement shall be construed, performed and enforced in accordance with the laws of the State of Florida, without giving effect to its conflict of laws principles to the extent such principles or rules would require or permit the application of the laws of another jurisdiction. Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the State of Florida, except where Federal law requires that certain claims be brought in Federal courts.

14.5 Securities Law Matters

Each Member understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Interests in the Company have not been, and may never be, registered under the Securities Act or under any applicable securities laws of any state or other jurisdiction and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act and any such other applicable securities laws or an exemption from such registration is available.

14.6 Confidentiality

14.6.1 A Member's rights to access or receive any information about the Company or its business including, without limitation, (i) information to which a Member is provided access pursuant to Section 13.2, (ii) financial statements, reports and other information provided pursuant to Section 13.3 and (iii) this Agreement and any other related agreements (collectively, the "***Company Information***"), are conditioned on such Member's willingness and ability to assure that the Company Information will be used solely by such Member for purposes reasonably related to such Member's Interest as a Member (or, if applicable, for purposes reasonably related to such Person's duties and functions with respect to the Company), and that such Company Information will not become publicly available as a result of such Member's rights to access or receive such Company Information. Each Member agrees to maintain any Company Information provided to it in confidence and not to disclose the Company Information to any Person other than (a) to its officers, fiduciaries, employees, agents, attorneys, accountants or consultants who have a business need to know such Company Information, who have been informed of the confidential nature of such Company Information, and who are, either by the nature of their positions or duties or pursuant to written agreement, subject to substantially equivalent restrictions with respect to the use and disclosure of the Company Information as are set forth in this Agreement and (b) other than to the extent reasonably necessary or appropriate in connection with such Person's duties and functions with respect to the Company (if applicable). Notwithstanding the foregoing, if the Company determines in its discretion that a Member is a "fund-of-funds" or similar entity or investor, the Manager will not unreasonably withhold consent to such Member's disclosure of summary information concerning the Company's financial performance and status to such Member's own equity holders, *provided, however,* that the Manager will only provide such consent if the Member's equity holders are, pursuant to a written agreement or other obligation, subject to substantially equivalent restrictions with respect to the use and disclosure of the Company Information as are set forth in this Agreement.

14.6.2 With respect to any Member, the obligation to maintain the Company Information in confidence shall not apply to any Company Information (i) that becomes publicly available (other than by reason of a non-permitted disclosure by a Member), (ii) the disclosure of which has been consented to by the Company in writing (with the approval of the Manager), or (iii) the disclosure of which is required by a court of competent jurisdiction or other governmental authority or otherwise as required by law. To the fullest extent permitted by law, before any Member discloses Company Information pursuant to clause (iii), such Member shall promptly, and in any event prior to making any such disclosure, notify the Company of the court order, subpoena, interrogatories, government order or other reason that requires disclosure of the Company Information so that the Company may seek a protective order or other remedy to protect the confidentiality of the Company Information. To the fullest extent permitted by law, such Member shall also consult with the Company on the advisability of taking steps to eliminate or narrow the requirement to disclose the Company Information and shall otherwise cooperate with the efforts of the Company to obtain a protective order or other remedy to protect the Company Information. If a protective order or other remedy cannot be obtained, to the fullest extent permitted by law, such Member shall disclose only that Company Information that its counsel advises that it is legally required to disclose (and only after having provided the Company with notice of such determination).

14.6.3 Notwithstanding any other provision of this Agreement, with the exception of the Schedule K-1 or equivalent report to be provided to each Member pursuant to Section 13.3.2, the Company shall have the right not to provide any Member, after written notice to such Member and for such period of time as the Manager in good faith determine to be advisable, with any Company Information that such Member would otherwise be entitled to receive or to have access to pursuant to this Agreement or the Act if: (i) the Company (or its Members, officers or managers) is required by law or by agreement with a third party to keep such Company Information confidential; or (ii) the Manager in good faith believe that the disclosure of such Company Information to such Member is not in the best interest of the Company or could damage the Company or its business (which may include a determination by the Company that such Member or one or more of its equity holders is disclosing or may disclose such Company

Information and that the potential of such disclosure by such Person is not in the best interest of the Company or could damage the Company or its business).

14.6.4 The Members acknowledge and agree that: (i) the Company, its Manager or its Members may acquire confidential information related to third parties (*e.g.*, the Portfolio Company) that pursuant to fiduciary, contractual, legal or similar obligations cannot be disclosed to the Members; and (ii) to the fullest extent permitted by law, neither the Company, its Manager nor its Members shall be in breach of any duty owed to the Company or the Members under this Agreement or the Act in consequence of acquiring, holding or failing to disclose such information to the Members so long as such obligations were undertaken in good faith.

14.6.5 In addition to any other remedies available at law, the Members agree that, to the fullest extent permitted by law, the Company shall be entitled to equitable relief, including, without limitation, the right to an injunction or restraining order, as a remedy for any failure by a Member to comply with its obligations with respect to the use and disclosure of Company Information, as set forth in Sections 14.7.2 and 14.7.3.

14.6.6 Notwithstanding any other provision of this Agreement to the contrary, to comply with Treasury Regulation Section 1.6011-4(b)(3), each Member (and any employee, representative, or other agent of such Member) may disclose to any and all Persons, without limitation of any kind, the U.S. federal tax treatment and tax structure of the Company or any transactions contemplated by the Company, it being understood and agreed such tax treatment or structure information for this purpose does not include (1) the name of, or any other identifying information regarding, (A) the Company or any existing or future investor (or its Affiliates) in the Company, or (B) any investment or transaction entered into by the Company and (2) any performance information relating to the Company or its investments.

14.7 Contract Construction; Headings

Whenever the context of this Agreement permits, the masculine or neuter gender shall include the masculine, feminine and neuter genders, and reference to singular or plural shall be interchangeable with the other. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions, and the parties hereto intend that this Agreement shall be construed and reformed in all respects as if any such invalid or unenforceable provision(s) were omitted or, at the direction of a court, modified in order to give effect to the intent and purposes of this Agreement. References in this Agreement to particular sections of the Code or the Act or any other statute shall be deemed to refer to such sections or provisions as they may be amended after the date of this Agreement. Captions in this Agreement are for convenience only and do not define or limit any term of this Agreement. It is the intention of the parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting party), it being understood that the parties to this Agreement are sophisticated and have had adequate opportunity and means to retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

14.8 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. An electronic, PDF or DocuSign (or similar service) signature shall be deemed an original. All parties hereto hereby consent to transact business with the Company and each of the other parties hereto via electronic signature (including via DocuSign or similar service). Each party hereto understands and agrees that their signature page may be disassembled herefrom and attached to the final version of this Agreement (which version shall be distributed to such parties prior to any applicable closing).

14.9 Entire Agreement

This Agreement, including any exhibits attached thereto, constitute the entire agreement among the parties with respect to the subject matter in this Agreement and supersede any prior agreement or understandings among them, oral or written, with respect to the subject matter in this Agreement, all of which are hereby canceled. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating only to the subject matter of such agreements that are not fully expressed herein or therein. The provisions of this Agreement and such agreements, to the extent that they restrict the duties and liabilities of the Manager otherwise existing at law or in equity, are agreed by the Members to modify to that extent such duties and liabilities of the Manager. This Agreement or any may not be modified or amended other than pursuant to Article XII. The Members agree that notwithstanding Section 12.1, each such other agreement may be amended, modified, waived or terminated by the Company and the Members who are parties thereto without the consent of any other Members, and any Member not a party to any such other agreement is not intended to be a third-party beneficiary of any such other agreement.

14.10 Waiver of Jury Trial

EACH MEMBER AND THE COMPANY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION OR PROCEEDING BROUGHT BY OR AGAINST THE COMPANY OR IN ANY WAY RELATING TO THIS AGREEMENT.

14.11 Severability

Except as otherwise provided in Section 14.7.5, in the event that any provision of this Agreement shall be held to be invalid or unenforceable by any arbitrator, or by any court of competent jurisdiction if for any reason a claim proceeds in court rather than in arbitration, such provision shall be interpreted so as to comply with the ruling of such arbitrator or court and such holding shall in no way affect, invalidate, or render unenforceable any other provision hereof. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof. The invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

14.12 Legal Counsel

Each Member, if it wishes to obtain counsel in connection with the Company, its Interest therein or this Agreement and related agreements, may retain its own independent legal counsel with respect thereto and (except as otherwise expressly agreed in writing by the Company) will pay all fees and expenses of such independent counsel.

14.13 Waiver of Action for Partition.

Each Member irrevocably waives during the existence of the Company any right that it may have to maintain any action for partition with respect to the assets of the Company.

14.14 Side Letters.

Notwithstanding any provision of this Agreement, it is hereby acknowledged and agreed that the Manager on its own behalf and on behalf of the Company, without the approval of any Member or any other Person, may enter into a side letter or similar agreement to or with a Member which has the effect of establishing rights under, or altering or supplementing the terms hereof. The parties hereto agree that any terms contained in a side letter or similar agreement to or with a Member shall govern with respect to such Member notwithstanding any provision of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

The Parties hereto have entered into this Limited Liability Company Agreement as of the date first above stated.

THE COMPANY

LUXVEST 1 LLC

By: **LUXVEST MANAGER LLC**

By: **Equity Portal Inc.**
       its Managing Member

By: /s/Jonathan Farchi-Segal
Name: Jonathan Farchi-Segal
Title: CEO

By: **Max Paints Bags LLC**
       its Managing Member

By: /s/ Max Brownawell
Name: Max Brownawell
Title: Manager

THE MANAGER

LUXVEST MANAGER LLC

By: **Equity Portal Inc.**
       its Managing Member

By: /s/Jonathan Farchi-Segal
Name: Jonathan Farchi-Segal
Title: CEO

By: **Max Paints Bags LLC**
       its Managing Member

By: /s/Max Brownawell
Name: Max Brownawell
Title: Manager

LIMITED LIABILITY COMPANY
AGREEMENT OF LUXVEST 1 LLC
MEMBER SIGNATURE PAGE

The undersigned Member hereby executes the Limited Liability Company Agreement of the Company, together with accompanying exhibits, dated as of the Effective Date, and hereby authorizes this signature page to be attached to a counterpart of such document executed by the Manager of the Company.

_____
(Print Name of Member)

_____ Dated: _____
(Signature of Member or Authorized Signatory)

If Member is acting through an Authorized Signatory, Member must complete the fields below.

_____
(Name of Authorized Signatory)

_____
(Title of Authorized Signatory)

SCHEDULE A
MANAGERS AND MEMBERS

Manager/Member Name	Manager/Member Mailing Address and Contact Information (Including Email)	Capital Contribution Amount	Interest
		$	%
		$	%
		$	%
		$	%

[Member Name]

S-1

Appendix I

Definitions

"*Act*" has the meaning set forth in the recitals to this Agreement.

"*Additional Member*" has the meaning set forth in Section 3.4.

"*Adjusted Capital Account Deficit*" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Affiliate*", with reference to any Person, means: (a) any corporation, association, partnership, limited liability company, limited liability partnership or other entity of which such Person has direct or indirect control and (b) any other Person controlling, controlled by, or under direct or indirect common control with such Person.

"*Agreement*" means this Limited Liability Company Operating Agreement, including all exhibits, appendices, and schedules hereto, as it may be amended or restated from time to time.

"*Book Item*" has the meaning set forth in Section 8.6.1.

"**Business Day**" means any day, excluding Saturday, Sunday and any other day on which commercial banks in the United States are authorized or required by law to close.

"**Capital Account**" has the meaning set forth in Section 8.1.1.

"**Capital Contributions**" means, with respect to any Member, the aggregate amount of money contributed (or deemed contributed) to the Company by such Member (or its predecessors in interest) with respect to the Interests held by such Member. If, in connection with any Capital Contribution to the Company by a Member, the Capital Account of such Member is debited with the amount of any liability of such Member assumed by the Company or the amount of any liability to which any assets contributed by such Member is subject, the amount of such Member's Capital Contribution shall be reduced, without duplication, by an equal amount.

"**Certificate of Formation**" has the meaning set forth in the recitals to this Agreement.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" has the meaning set forth in the recitals to this Agreement.

"**Company Information**" has the meaning set forth in Section 14.6.1.

"**Company Minimum Gain**" has the same meaning as "partnership minimum gain" set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"**Covered Person**" has the meaning set forth in Section 11.1.1.

"**Damages**" has the meaning set forth in Section 11.2.1.

"**Defaulting Member**" has the meaning set forth in Section 7.1.3..

"**Electronic Transmission**" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process. For the avoidance of doubt, this may include email or other forms of electronic communication.

"**ERISA**" has the meaning set forth in Section 5.2.4.

"**Entity**" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association or other entity.

"**Fair Market Value**" has the meaning set forth in Section 11.3.1.

"**Fiscal Year**" has the meaning set forth in Section 13.5.1.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for Federal income tax purposes, except as follows:

(a) the Gross Asset Value of any asset contributed by a Member to the Company is the gross fair market value of such asset as determined at the time of contribution;

(b) the Gross Asset Value of all assets of the Company shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of any additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (ii) the distribution by the Company to a Member of more than a de minimis amount of assets as consideration for an Interest in the Company, (iii) the grant of an Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member, and (iv) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); *provided*, *however*, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Manager reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(c) the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Manager.

"**Interest**" means the limited liability company interest owned by a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions this Agreement.

"**Liquidating Trustee**" has the meaning set forth in Section 10.2.

"**Manager**" has the meaning set forth in the recitals to this Agreement.

"**Member**" has the meaning set forth in the recitals to this Agreement. The term Member shall include each Member and the Manager unless the context requires otherwise.

"***Member Nonrecourse Debt Minimum Gain***" means an amount, with respect to each Member Nonrecourse Debt, equal to the member minimum gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704 2(i)(3).

"***Member Nonrecourse Deductions***" has the same meaning as the term "partner nonrecourse deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"***Net Income***" and "***Net Loss***" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments (without duplication):

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph shall be added to such income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions (b) or (c) of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

(d) gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the assets disposed of, notwithstanding that the adjusted tax basis of such assets differs from its Gross Asset Value;

(e) in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, such amounts shall instead be determined in accordance with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g); and

(f) any items which are specially allocated pursuant to the provisions of Section 8.4 shall not be taken into account in computing Net Income or Net Loss.

"***Nonrecourse Deductions***" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704- 2(c).

"***Nonrecourse Liability***" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"***Notices***" has the meaning set forth in Section 13.4.

"***Partnership Representative***" has the meaning set forth Section 13.6.3.

"***Permissible Company Liquidation Expenses***" has the meaning set forth in Section 10.3.4.

"***Person***" means any individual or Entity.

"***Prime Rate***" means the highest prime rate of interest quoted from time to time by The Wall Street Journal as the "base rate" on corporate loans at large money center commercial banks.

"***Regulations***" means the Income Tax Regulations promulgated under the Code, as amended.

"***Resigning Member***" shall have the meaning set forth in Section 10.2.2

"***Securities Act***" means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
"***Tax Liability***" has the meaning set forth in Section 10.7.1.

"***Transfer***" has the meaning set forth in Section 9.1.1.

"***Transfer Expenses***" has the meaning set forth in Section 9.1.7.

"***Treasury Regulations***" means the federal regulations promulgated by the U.S. Department of the Treasury pursuant to the Code.

"***Sourcing Fee***" means the sourcing fee which is paid to the Asset Manager as consideration for assisting in the sourcing of such Asset, to the extent not waived by the Managing Member in its sole discretion.

"***Acquisition Expenses***" means the following fees, costs and expenses allocable (or such pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of an Asset, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, , research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Asset was acquired using debt prior to completion of the Initial Offering), auction house fees, transportation costs including those related to the transport of the Asset from acquisition location to the storage facility of the Manager or the transport to a location for purposes of creating the photography and videography materials, travel and lodging for inspection purposes, technology costs, photography and videography expenses in order to prepare the profile for the Asset to be accessible to Investor Members via an online platform and any blue sky filings required in order for the offering to be made available to Economic Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of an Asset.

Exhibit G

Purchase and Sale Agreement

Luxvest 1 LLC

Purchase Agreement

As of September 7th, 2022

This exclusive purchase option agreement (the "Option Agreement") is made between RSE Archives, LLC ("Purchaser" or "us") and Aviv Elimelech. ("Seller" or "you") with regard to the assets described below (each individually an "Asset", collectively the "Assets").

Key Deal Points:
▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.
▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

Your Rights & Obligations:
▪You will not advertise the Asset(s) online, in print, on social media, or with a third-party dealer or listing service after payment is made.

Other:
▪This Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Luxvest 1 LLC

Asset:	Hermès Kelly
Description:	28cm Kelly Black Epsom Leather "Noir"
Total Acquisition Cost:	$ 11,984
Consideration: **Cash (%)** **Equity (%)** **Total**	$ 11,984 (100%) 0 (0%) $ 11,984
Other Terms: **Option Period** **Balance Due**	N/A – Purchase, No Option $ 11,984 due at signing

Acknowledged and Agreed:

By: /s/ Jonathan Farchi-Segal

PURCHASER
Name:Jonathan Farchi-Segal
Title: Chief Executive Officer

By: /s/ Aviv Elimelech

SELLER
Name: Aviv Elimelech
Title: Seller